As confidentially submitted to the U.S. Securities and Exchange Commission on June 24, 2026. This Amendment No. 1 to the draft registration statement has not been filed publicly with the U.S. Securities and Exchange Commission and all information contained herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CHECK-CAP LTD.
(Exact name of registrant as specified in its charter)

Israel	3844	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

29 Abba Hushi Avenue P.O. Box 1271 Isfiya, 3009000 Mount Carmel, Israel Tel: +1 (647) 892-9516	Puglisi & Associates 850 Library Ave., Suite 204 Newark, DE 19711 Tel: (302) 738-6680
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Sean M. Donahue Paul Hastings LLP 2050 M St NW Washington, DC 20036 Tel: (202) 551-1704	Carl M. Sherer RIMÔN PC 400 Madison Ave, Suite 11D New York, NY 10017 Tel: (800) 930-7271	Jonathan R. Zimmerman Charles D. Lange Faegre Drinker Biddle & Reath LLP Tel: (612) 776-7000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date hereof.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED JUNE 24, 2026

Ordinary Shares

Check-Cap Ltd.

This is a firm commitment public offering of ordinary shares, par value NIS 48.00 per share (the “Ordinary Shares”), of Check-Cap Ltd. (“Check-Cap” or the “Company”).

Our Ordinary Shares are listed on The Nasdaq Capital Market (“Nasdaq”) under the symbol “MBAI.” On June 22, 2026, the last reported sale price of our Ordinary Shares on Nasdaq was $1.41 per share. The closing of this offering is contingent upon such listing, but the closing of the Merger (as defined below) is not contingent upon such listing. Whether our Ordinary Shares remain listed on Nasdaq following the closing of the Merger is dependent upon the combined company’s satisfaction of Nasdaq’s initial listing standards. We have assumed a public offering price of $    per share. The actual offering price will be determined between us and the underwriters at the time of pricing and may be at a discount to the current market price. Therefore, the assumed public offering price used throughout this prospectus may not be indicative of the final offering price.

We are a “foreign private issuer,” as defined under the U.S. federal securities laws, and as such, are eligible for reduced public company reporting requirements.

Investing in our Ordinary Shares involves significant risk. See “Risk Factors” beginning on page 8 of this prospectus and “Item 3. — Key Information — D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2025 (the “Annual Report on Form 20-F”) for a discussion of the factors you should consider carefully before deciding to purchase our Ordinary Shares.

Neither the SEC nor any state or other foreign securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$

(1)	See “Underwriting” for additional details regarding underwriter compensation.

We have granted the underwriters the option to purchase up to an aggregate of an estimated            additional Ordinary Shares from us at the public offering price, less the underwriting discounts and commissions, for a period of 30 days after the date of this prospectus.

The underwriters expect to deliver the Ordinary Shares on or about           , 2026.

Northland Capital Markets

The date of this prospectus is             , 2026

We and the underwriters have not authorized anyone to provide any information or to make any representations other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters have not authorized any other person to provide you with different or additional information. Neither we nor the underwriters are making an offer to sell the Ordinary Shares in any jurisdiction where the offer or sale is not permitted. This offering is being made in the United States and elsewhere solely on the basis of the information contained in this prospectus. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the Ordinary Shares. Neither the delivery of this prospectus nor the sale of our securities means that the information contained in this prospectus or any free writing prospectus is correct after the date of this prospectus or such free writing prospectus. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or the possession or distribution of this prospectus in any jurisdiction where action for those purposes is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, this offering of ordinary shares and the distribution of this prospectus outside the United States.

i

Certain Definitions

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “we,” “us,” “our,” the “Company” and “Check-Cap” refer to Check-Cap Ltd. and its consolidated subsidiaries. Our reporting currency and functional currency is the U.S. dollar. Unless otherwise expressly stated or the context otherwise requires, references in this prospectus to “NIS” are to New Israeli Shekels, and references to “dollars” or “$” mean U.S. dollars

Market and Industry Data

Market data and certain industry forecast data used in this prospectus were obtained from internal reports, where appropriate, as well as third-party sources, including independent industry publications, as well as other publicly available information. Data regarding the industries in which we compete and our market position and market share within these industries are inherently imprecise and are subject to significant business, economic and competitive uncertainties beyond our control, but we believe they generally indicate size, position and market share. In addition, assumptions and estimates of our and our industries’ future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors. These and other factors could cause our future performance to differ materially from our assumptions and estimates. As a result, you should be aware that market, ranking and other similar industry data included in this prospectus, and estimates and beliefs based on that data, may not be reliable. See “Cautionary Statement Regarding Forward-Looking Statements.”

Trademarks and Trade Names

We own various trademark registrations and applications, and unregistered trademarks and our other registered and common law trade names, trademarks and service marks, including our corporate logo. Solely for convenience, some of the trademarks, service marks and trade names referred to in this prospectus are listed without the ® and ™ symbols, but we will assert, to the fullest extent under applicable law, rights to such trademarks, service marks and trade names.

ii

Prospectus Summary

This summary does not contain all of the information you should consider before investing in our Ordinary Shares. You should read this entire prospectus carefully, including the information incorporated by reference in this prospectus and any free writing prospectus prepared by us or on our behalf, including in particular the section titled “Risk Factors” in this prospectus, “Item 3. Key Information,” “Item 5. Operating and Financial Review and Prospects” and “Item 8. Financial Information” in our Annual Report on Form 20-F for the year ended December 31, 2025, as filed with the SEC on April 27, 2026 (our “Annual Report on Form 20-F”), the other sections of the documents incorporated by reference in this prospectus and the financial statements and the related notes incorporated by reference in this prospectus, before making an investment in our Ordinary Shares.

The Company

Check-Cap is a clinical stage medical diagnostics company with a limited operating history. On June 6, 2023, Check-Cap announced that after further review of additional data and interaction with the Food and Drug Administration on a revised pivotal study protocol together with the anticipated time and investment necessary to further develop the technology, Check-Cap was reducing its workforce significantly to reduce cash burn, concentrating its resources on essential research activities, discontinuing its calibration studies, and evaluating and pursuing strategic options. On March 25, 2024, Check-Cap entered into a business combination agreement (the “Apollo BCA”) with Apollo Technology Capital Corporation (formerly known as Nobul AI Corp. (“Apollo”), a private Ontario corporation), pursuant to which a wholly-owned subsidiary of Apollo would merge with and into Check-Cap, with Check-Cap surviving the merger as a direct, private, and wholly-owned subsidiary of Apollo. Following a review of strategic alternatives and the parties’ determination that the proposed Merger (as defined below) with MBody AI (as defined below) represented a more favorable strategic opportunity for Check-Cap and its shareholders, Check-Cap and Apollo agreed not to proceed with the business combination contemplated by the Apollo BCA in favor of the Merger. On September 12, 2025, concurrently with the execution of the Merger Agreement (as defined below), Check-Cap and Apollo entered into a BCA Termination Agreement (the “BCA Termination Agreement”), pursuant to which the Apollo BCA will terminate upon the closing of the Merger. On September 12, 2025, the Company entered into an Exchange Agreement (the “Exchange Agreement”) with Apollo, pursuant to which, upon the closing of the Merger and the BCA Termination Agreement becoming effective, the outstanding loans to Apollo in an aggregate principal amount of approximately $16.3 million (the “Apollo Loans”) will be exchanged for common shares representing a 7.5% equity interest in Apollo and the Apollo Loans will be cancelled for no further consideration. If the Merger does not close, the BCA Termination Agreement will not become effective, the Apollo BCA will remain a binding obligation of the Company, and approximately $16.3 million of Apollo Loans will remain outstanding. For additional information, see “Risk Factors – The termination of the Apollo BCA is contingent on the closing of the Merger, and if the Merger is not completed, the Apollo BCA and the related Apollo Loans will remain in effect.”

On September 12, 2025, Check-Cap entered into an Agreement and Plan of Merger (the “Merger Agreement”, and such transaction the “Merger”), with MBody AI Corp (“MBody AI”), a Nevada corporation, and CC Merger Sub Inc. (the “Merger Sub”), a Nevada corporation and a direct, wholly owned subsidiary of Check-Cap. At the annual general meeting of shareholders of Check-Cap held on November 14, 2025, Check-Cap’s shareholders approved, among other things, the Merger Agreement and the Merger. The Merger is expected to consummate in the second half of 2026; however, the timing of the completion of the Merger is subject to various conditions and uncertainties, including the completion of regulatory and exchange review processes, and there can be no assurance that the Merger will be completed within this timeframe or at all.

Upon the closing of the Merger, Merger Sub will merge with and into MBody AI, with MBody AI surviving as a wholly-owned subsidiary of Check-Cap. Immediately after the Merger, former MBody AI equityholders are expected to own approximately 90% of the issued and outstanding Ordinary Shares of the combined company on a fully diluted basis, and former Check-Cap equityholders are expected to own approximately 10% of the issued and outstanding Ordinary Shares of the combined company on a fully diluted basis. The combined company will change its name from “Check-Cap Ltd.” to “MBody AI Ltd.” Previously, the Ordinary Shares were listed on Nasdaq under the ticker symbol “CHEK.” On December 1, 2025, Check-Cap changed its ticker symbol from “CHEK” to “MBAI” effective at the opening of trading on December 2, 2025. An initial listing application to maintain the listing of our Ordinary Shares following the closing of the Merger has been submitted to Nasdaq. The closing of this offering is contingent upon such listing, but the closing of the Merger is not contingent upon such listing. Whether our Ordinary Shares remain listed on Nasdaq following the closing of the Merger is dependent upon the combined company’s satisfaction of Nasdaq’s initial listing standards.

Immediately following the closing of the Merger, one former MBody AI shareholder is expected to hold approximately          % of the combined company’s outstanding voting power. After giving effect to this offering and the other share issuances described in this prospectus, that shareholder is expected to continue to hold approximately         % or more of the combined company’s voting power.

As a foreign private issuer the combined company is permitted to follow Israeli home country corporate governance practice in lieu of certain of those requirements, as described under “Risk Factors – As a foreign private issuer, the combined company will be permitted to follow certain home country corporate governance practices instead of otherwise applicable Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.”

Following and as a result of the Merger, certain business of Check-Cap will be conducted through MBody AI. Check-Cap expects that it will continue to conduct its legacy business as part of the combined company. Its legacy business will continue research and development activities, and that it will continue to hold Check-Cap’s legacy assets, consisting primarily of 11 families of patents related to its C-Scan business and proprietary medical equipment.

The Merger Agreement and the Merger

On September 12, 2025, the Company entered into the Merger Agreement with MBody AI and Merger Sub. At the annual general meeting of shareholders of the Company held on November 14, 2025, the Company’s shareholders approved, among other things, the Merger Agreement and the Merger. The Merger is expected to consummate in the second half of 2026. Upon the closing of the Merger, Merger Sub will merge with and into MBody AI, with MBody AI surviving as a wholly-owned subsidiary of Check-Cap. The combined company will change its name from “Check-Cap Ltd.” to “MBody AI Ltd.” or a similar name following the closing of the Merger. Check-Cap’s legacy business will continue its research and development activities as part of the combined company. The combined company will continue to hold Check-Cap’s legacy assets, consisting primarily of patents and proprietary medical equipment. The Merger is also expected to complement and create potential synergies with Check-Cap’s Ghost Kitchen franchise rights in New Jersey. The Company expects the combined company to leverage shared technology, operational resources, and market relationships that will enable it to capitalize on the Ghost Kitchen franchise rights.

Conversion of Shares

At the effective time of the Merger (the “Effective Time”), (i) any shares of MBody AI capital stock held as treasury stock immediately prior to the Effective Time of the Merger will be canceled and retired and no consideration will be delivered in exchange therefor and (ii) each share of MBody AI capital stock outstanding immediately prior to the Effective Time of the Merger will be converted solely into the right to receive a number of Check-Cap Ordinary Shares such that following the Effective Time, holders of MBody AI capital stock will own ninety percent (90%) of the issued and outstanding Check-Cap Ordinary Shares on a fully diluted basis.

Closing Conditions

Completion of the Merger is subject to the satisfaction or waiver of customary closing conditions. The conditions to each party’s obligations include, among others: (i) the absence of any law or order prohibiting the Merger; (ii) receipt of the required Check-Cap and MBody shareholder approvals; (iii) expiration or termination of any applicable antitrust waiting period; and (iv) the parties’ commercially reasonable efforts to secure a financing in a private placement (“PIPE financing”) on mutually acceptable terms. In addition, each party’s obligation to close is conditioned on the accuracy of the other party’s representations and warranties (subject to customary materiality standards), the other party’s performance of its covenants in all material respects, the absence of a material adverse effect, and delivery of a closing certificate. Check-Cap’s obligation is further conditioned on termination of the MBody Investor Agreements (as defined in the Merger Agreement), and MBody’s obligation is further conditioned on delivery of written resignations of Check-Cap’s directors (other than any director designated to continue under the Merger Agreement, including the director designated by Check-Cap). Each party may, to the extent permitted by applicable law, waive the conditions to its own obligations. The board of directors and shareholders of MBody approved the Merger on September 13, 2025. The Check-Cap shareholder approval was obtained on November 14, 2025. The closing conditions set forth in the Merger Agreement have been substantially satisfied or waived pursuant to the terms of the Merger Agreement as of the date hereof. Pending the approval of the initial listing application submitted to Nasdaq in connection with the Merger, the Company expects the Merger to close in the second half of 2026. There can be no assurance that Nasdaq will approve the initial listing application within this time frame or at all.

Termination

The Merger Agreement contains provisions granting both Check-Cap and MBody AI the right to terminate the Merger Agreement for certain reasons, including, among others, (i) by mutual consent, (ii) by either Check-Cap or MBody AI if the Merger fails to consummate by June 30, 2026 (the “Outside Date”), (iii) by either Check-Cap or MBody AI if shareholders of the Company fail to approve the Merger, (iv) by MBody AI if there is an adverse board recommendation of the Board of Directors of the Company, (v) by either Check-Cap or MBody AI upon a willful and material breach by either party, or (vi) by Check-Cap upon its decision to pursue permitted alternative transactions. The parties to the Merger Agrement have extended the Outside Date to December 31, 2026.

MBody AI and Check-Cap have agreed that, upon the consummation of the Merger, the Board of Directors of the combined company will be comprised of those individuals designated by MBody AI, provided, however, that Check-Cap will have the right to designate one (1) director.

Ancillary Agreements

In connection with the closing of the Merger, the Apollo BCA will be terminated by mutual consent of the parties such that no termination fee will be due to Apollo or Check-Cap.

Upon the closing of the Merger, the BCA Termination Agreement and the Exchange Agreement will become effective, the Apollo BCA will be terminated, the Apollo Loans will be exchanged for common shares representing a 7.5% equity interest in Apollo, and each of the related loan agreements between Check-Cap and Apollo will be cancelled for no further consideration. If the Merger does not close, the BCA Termination Agreement and the Exchange Agreement will not become effective, the Apollo BCA will remain a binding obligation of the Company, and approximately $16.3 million of Apollo Loans will remain outstanding.

Following and as a result of the Merger, certain business of the Company will be conducted through MBody AI. The Company expects that it will continue to conduct its legacy business as part of the combined company, that its legacy business will continue research and development activities, and that it will continue to hold the Company’s legacy assets, consisting primarily of patents and proprietary medical equipment.

In connection with the preparation of our consolidated financial statements for the year ended December 31, 2025, our management and board of directors have concluded that substantial doubt exists concerning our ability to continue as a going concern. Our ability to continue as a going concern depends on our ability to raise sufficient additional capital, complete the Merger, and ultimately achieve profitable operations. See “Risk Factors” and our Annual Report on Form 20-F for the year ended December 31, 2025, for additional information.

Parea Asset Purchase Agreement

On September 4, 2025, we entered into an Asset Purchase Agreement with Parea Hospitality LLC (the “Parea APA”) to acquire certain assets relating to a Ghost Kitchen area representative business in New Jersey. We believe that Ghost Kitchen represents the future of dining—state-of-the-art kitchens that operate in non-retail environments, delivering a diverse mix of restaurant experiences designed exclusively for take-out and delivery. Through this acquisition, we gained the right to drive franchise sales, deliver hands-on training, and provide full support to franchisees throughout New Jersey. The Parea APA gives us a potential recurring revenue stream tied to the expansion of Ghost Kitchen across one of the nation’s most densely populated and strategically important states. However, we have limited experience operating in the Ghost Kitchen industry, and the success of the acquired business will depend on our ability to operate the franchise rights effectively, attract and retain qualified franchisees, and integrate the acquired operations with our broader business plan. See “Risk Factor – The Company may not realize the anticipated benefits of the acquisition of Ghost Kitchen franchise rights in New Jersey, including generating revenue from the assets acquired” for additional information.

MBody AI’s Business

Overview

MBody AI is an embodied artificial intelligence company. Its core technology is the MBody AI Orchestrator (“Orchestrator”), a proprietary, hardware-agnostic software platform that serves as an intelligence layer designed to enable autonomous systems to operate, coordinate, and improve more effectively than they otherwise would in real-world physical environments. MBody AI does not manufacture robots; it makes third-party robots more intelligent and coordinated through the Orchestrator and deploys them at customer sites together with its software and related services. Each deployment is designed to generate proprietary operational data that continuously refines MBody AI’s models and improves the performance of the platform over time. MBody AI’s initial commercial focus is the hospitality industry, with potential applications across other labor-intensive sectors, including warehousing, office management, and healthcare.

Mission of MBody AI that Drives Transformation

MBody AI’s mission is to simplify the adoption of embodied AI technologies by developing software platforms, such as Orchestrator, designed to enable autonomous systems to operate with increasing levels of intelligence over time. MBody AI’s platform is designed to incorporate adaptive learning capabilities intended to improve operational efficiency and effectiveness while reducing the need for ongoing human supervision. MBody AI’s deployments are intended to generate operational data that may be used to further refine and enhance the performance of its platform over time.

Mbody AI Orchestrator Software

MBody AI’s Orchestrator is designed as a full-stack embodied AI software system that integrates multiple functional components intended to support autonomous operation and fleet-level coordination. The platform includes the following primary modules:

●	Hardware-Agnostic (Multi-Brand) Control: a single application designed to control robots from different vendors and brands that would otherwise each require a separate application, and to enable collaboration across brands to improve efficiency that would not otherwise be possible. This capability has been developed and is in final testing ahead of its initial customer deployment, which is expected in the near term.

●	AI Optimization: software that uses artificial intelligence to assess telemetry and run-time data and generate recommendations to improve performance against customer key performance indicators, across a customer’s fleet regardless of brand. This capability is currently deployed.

●	Task Verification and Reporting: unified dashboarding and reporting across a customer’s full fleet and multiple robot types, including verification that assigned tasks have been completed. This capability is currently deployed.

MBody AI is also developing a further capability intended to integrate with customer systems, such as building management and ticketing systems, to enable robots to collaborate with human staff. This capability is not yet fully developed or available; aspects of it are the subject of one of MBody AI’s provisional patent applications.

Intellectual Property

MBody AI’s patent portfolio currently consists of six U.S. provisional patent applications directed to aspects of its embodied AI software platform and related robotic systems, covering: cloud-orchestrated, vendor-agnostic control of heterogeneous robotic fleets; AI-enabled multi-OEM human-robot task orchestration and efficiency optimization; adaptive cleaning optimization and integrated quality checking; social-aware dynamic routing for service robots; AI-driven thermal-aware task planning; and heat-resilient hardware design for outdoor robotics. These applications relate principally to fleet orchestration and multi-vendor interoperability, adaptive service and cleaning operations, thermal management and hardware design for extreme environments, and human-robot task coordination. A provisional patent application is not examined, is not published, and does not itself result in an enforceable patent; it establishes a priority date and remains pending for 12 months from filing, within which a corresponding non-provisional application must be filed to preserve that priority date, failing which the provisional application lapses. Five of these applications were filed on September 15, 2025 and one was filed on October 30, 2025; accordingly, they remain pending until September 15, 2026 and October 30, 2026, respectively, by which dates corresponding non-provisional applications must be filed to preserve the priority dates. MBody AI intends to file non-provisional applications corresponding to the provisional applications prior to the applicable deadline. MBody AI has not been granted any patents, and accordingly no patent expiration dates are presently determinable.

Products & Services

MBody AI’s products and services consist of (i) the lease of automated robots deployed at customer sites, (ii) MBody AI’s Orchestrator software, including its AI optimization and reporting capabilities, and (iii) related services, including installation, training, maintenance, and support. To date, MBody AI has generated revenue primarily from deployments in the hospitality industry, principally with casino and resort operators.

MBody AI procures the robots from third-party manufacturers and deploys them at customer sites together with its AI optimization and reporting software, installation, training, maintenance, and support. These arrangements include both a lease of the equipment and related services. MBody AI provides the robots as part of an integrated, fully-managed deployment, so that customers can adopt its platform without committing to a single hardware vendor or operating the underlying systems themselves. This integrated model is intended to accelerate adoption, deepen each deployment over time, and generate the operational data that strengthens MBody AI’s platform. MBody AI’s future revenues are expected to depend on the scope and duration of customer deployments, the renewal and expansion of existing agreements, and the adoption of its platform by new customers.

Customers and Deployments

MBody AI’s development and commercialization efforts are supported by an ecosystem of technology development, customer deployments, and operational feedback. MBody AI relies on a limited number of enterprise customers and currently generates substantially all of its revenue from two of them, MGM Resorts International Operations, Inc. and its affiliates (“MGM”), and Caesars Enterprise Services, LLC and its affiliates (“Caesars”), on which it is substantially dependent. MBody AI collaborates with its hardware vendors, deployment partners, and customers to conduct operational testing of its platform in live environments, which is intended to inform the ongoing development and refinement of its software.

Customer Agreements

MBody AI provides its software platform together with automated robots to its enterprise customers under master agreements for multi-property customers; individual customer properties (each a separate legal entity) place orders for robots and services under that master framework. MBody AI’s principal enterprise customers, MGM and Caesars, are parties to agreements on the following principal terms.

MGM. MBody AI and MGM are party to a master equipment lease and services agreement, under which individual MGM properties enter into property-level equipment leases. The master agreement has an initial term of three years, or, if later, the end date of the last property-level lease, and may be extended by mutual agreement. Each property-level lease provides for fixed monthly rental fees per deployed robot and includes related service and maintenance. MGM may terminate the master agreement, and a property may terminate its equipment lease, for convenience on 60 days’ written notice; in that event, the applicable property pays the remaining rental balance, discounted by 12%, and obtains ownership of the equipment. At the end of the term, MGM may elect to purchase the equipment for a nominal amount.

Caesars. MBody AI and Caesars are party to a master provider agreement, together with one or more statements of work, covering the rental of robots and related services. The initial term runs through January 10, 2029 and automatically renews for successive one-year periods unless either party gives notice of non-renewal at least 30 days before the applicable renewal date. Title to the equipment remains with MBody AI at all times, and the equipment is returned to MBody AI at the end of the term. Caesars pays fixed monthly rental fees per deployed robot and pays separately for related services, including training, installation, maintenance, and support. Caesars may terminate the master agreement on 30 days’ written notice; however, if Caesars terminates an individual equipment order, all amounts that would otherwise have become due over the remaining term of that order become immediately due and payable. The Caesars arrangement does not currently include an option to purchase the equipment.

General. MBody AI’s customer agreements are structured as multi-year arrangements. Although they include the termination rights described above, early termination of an equipment order generally requires the customer to pay all or substantially all of the remaining amounts due under that order. Future revenue from these customers will depend on the scope and duration of deployments under existing agreements, the renewal or expansion of those agreements, and the addition of new customer deployments. See “Risk Factors.”

Revenue Streams and Performance Obligations

MBody AI’s revenue streams comprise the following categories:

Services — Includes integration services, customization of AI models, data insights, and advanced analytics modules.

Product sales — Arises from the delivery of robotic equipment sourced from third-party vendors that serve as the physical platform for MBody AI’s software.

Legacy Sales-Type Lease Revenue — Beginning in 2025, MBody AI entered into multi-year sales-type leases (containing sales-type lease components) covering robotic equipment placed at customer sites. These contracts pre-date and run alongside the new SaaS framework.

Market Opportunities

MBody AI believes that the increasing adoption of artificial intelligence and automation technologies across labor-intensive industries reflects a significant market opportunity for embodied AI solutions. Many organizations continue to face rising labor costs, workforce availability challenges, and operational complexity across distributed physical environments, driving demand for technologies that can improve consistency, efficiency, and scalability.

MBody AI’s Orchestrator is designed to address these challenges by enabling autonomous systems to be deployed and managed across a range of environments without requiring customers to commit to a single hardware provider. The Company believes that embodied AI solutions have potential applications across multiple large and diverse industries, including hospitality, warehousing, office facilities, and healthcare, and that adoption of such technologies remains at an early stage in many markets.

MBody AI is focused on developing and commercializing embodied AI software platforms designed to support the deployment and management of autonomous systems across physical environments. Following the completion of the Merger, the combined company intends to continue advancing MBody AI’s platform while leveraging its existing public company infrastructure to support future development and commercialization efforts. The Company believes that continued innovation in artificial intelligence and automation technologies is expected to influence a wide range of industries over time, and MBody AI intends to participate in this evolving market through the expansion of its software platform and customer deployments.

Company’s Legacy Business

The Company is a clinical stage medical diagnostics company aiming to redefine CRC screening through the introduction of C-Scan®, a screening test designed to detect polyps before they may transform into cancer to enable early intervention and cancer prevention.

History of C-Scan Clinical Trials

The Company initiated its first clinical studies in 2010, consisting of two single-center feasibility studies with non-scanning (no X-ray source) capsules for the purposes of measuring gastrointestinal tract activity, colon contractions and associated capsule motility, and shortening capsule transit time.

On June 6, 2023, the Company announced that after further review of additional data and interaction with the FDA on a revised pivotal study protocol together with the anticipated time and investment necessary to further develop the technology, the Company was reducing its workforce significantly to reduce cash burn, concentrating our resources on essential research activities, discontinuing our calibration studies, and evaluating and pursuing strategic options. The Company does not currently have any manufacturing capabilities. Its current operations are focused on maintaining the inventory the Company manufactured prior to its change in strategic priority.

Company Intellectual Property

The Company has applied for and been granted 13 U.S. patents across 11 patent families:

Patent Family	Technology Covered	US Patent No(s)	Status
1. Drug Delivery Capsule	Proprietary capsule for drug delivery, central to the C-Scan technology	10,773,063 B2	Issued
2. Intra-Lumen Polyp Detection	Detection of polyps within the intestinal lumen	9,844,354 B2; 7,787,926 B2	Issued
3. Intra-Body Capsule Motion Sensing	Imaging-capsule location/motion detection within the body	11,013,483 B2	Issued
4. Fail-Safe Radiation Concealment	Fail-safe radiation concealment mechanisms for imaging capsules	9,872,656 B2	Issued
5. Nano-Particle Detection with X-Ray Capsule	Nano-particle detection using an X-ray capsule	10,098,599 B2	Issued
6. Radiation Source for Intra-Lumen Imaging Capsule	Radiation source for the intra-lumen imaging capsule	9,943,273 B2; 10,737,949 B2	Issued
7. Body-Worn Antenna	Body-worn antenna for the imaging system	10,368,780 B2	Issued
8. Image Reconstruction with Radioactive Imaging Capsule	Image reconstruction using a radioactive imaging capsule	10,733,771 B2	Issued
9. Radiation Capsule for Bowel Disease Imaging & Localized Drug Delivery	Imaging of bowel disease and localized drug delivery	12,251,251 B2	Issued
10. Polyp Detection through Capsule Dynamics	Polyp detection via capsule dynamics	12,138,033 B2	Issued
11. Apparatus and Method for Imaging Tissue	Tissue imaging apparatus/method	8,401,611 B2	Issued

Company Information

Check-Cap’s legal and commercial name is Check-Cap Ltd. Check-Cap was formed as a company in Israel on April 5, 2009. On May 31, 2009, Check-Cap acquired all of the business operations and substantially all of the assets of Check-Cap LLC, a Delaware limited liability company formed in December 2004. On February 24, 2015, Check-Cap successfully completed an initial public offering in the United States and the listing of its securities on Nasdaq.

On May 15, 2015, Check-Cap formed its wholly-owned subsidiary Check-Cap US, Inc., a Delaware corporation. On April 9, 2024, Check-Cap formed its wholly-owned subsidiary Check-Cap Canada, Inc., an Ontario corporation. On September 9, 2025, Check-Cap formed CC Merger Sub Inc., a Nevada corporation and a direct, wholly owned subsidiary of Check-Cap, in connection with the proposed Merger. On December 1, 2025, Check-Cap changed its Nasdaq ticker symbol from “CHEK” to “MBAI”, effective at the opening of trading on December 2, 2025. The Ordinary Shares are listed on Nasdaq under the symbol “MBAI.” The closing of this offering is contingent upon such listing, but the closing of the Merger is not contingent upon such listing. Whether our Ordinary Shares remain listed on Nasdaq following the closing of the Merger is dependent upon the combined company’s satisfaction of Nasdaq’s initial listing standards.

The Company is subject to the provisions of the Israeli Companies Law. The Company’s principal executive offices are located at Check-Cap Building, 29 Abba Hushi Avenue, P.O. Box 1271, Isfiya, 3009000, Israel. The Company’s telephone number is +1 (647) 892-9516 and its website is www.check-cap.com .  The information on, or accessible through, our website is not a part of, and is not incorporated into, this prospectus. We have included our website address only as an inactive textual reference and do not intend it to be an active link to our website. The SEC maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at www.sec.gov. The Company’s U.S. agent is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

The Offering

Issuer	Check Cap Ltd.

Ordinary shares offered by us	Up to Ordinary Shares.

Public offering price	$ per share

Ordinary shares to be issued and outstanding after this offering(1)	Up to Ordinary Shares, or Ordinary Shares if the underwriters exercise in full the over-allotment option to purchase additional Ordinary Shares.

Over-allotment option	We have granted the underwriters an option for a period of up to 30 days to purchase, at the public offering price, up to additional Ordinary Shares, less underwriting discounts and commissions, to cover over-allotments, if any.

Use of proceeds	We estimate that we will receive approximately $ million in net proceeds from the sale of Ordinary Shares offered by us in this offering (approximately $ million if the underwriters exercise their over-allotment option in full), based upon an assumed public offering price of $ per Ordinary Share, which was the last reported sale price on Nasdaq on , 2026, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering, for general corporate purposes, including working capital and capital expenditures, and for the transaction cost of the Merger. See “Use of Proceeds” for more information about the intended use of proceeds from this offering. Our management will have broad discretion in the application of the net proceeds of this offering

Risk factors	Investing in our securities involves a high degree of risk. You should read the “Risk Factors” section starting on page 8 of this prospectus, and “Item 3. — Key Information — D. Risk Factors” in our Annual Report on Form 20-F, which is incorporated by reference herein, and other information included or incorporated by reference in this prospectus for a discussion of factors to consider carefully before deciding to invest in our Ordinary Shares.

Listing	Our Ordinary Shares are listed on Nasdaq under the symbol “MBAI.” The closing of this offering is contingent upon such listing, but the closing of the Merger is not contingent upon such listing. Whether our Ordinary Shares remain listed on Nasdaq following the closing of the Merger is dependent upon the combined company’s satisfaction of Nasdaq’s initial listing standards.

Transfer Agent	Equiniti Trust Company, LLC

(1)	The number of the Ordinary Shares to be outstanding immediately after this offering as shown above assumes that all of the Ordinary Shares offered hereby are sold and is based on Ordinary Shares outstanding as of , 2026. This number excludes Ordinary Shares issuable upon the exercise of outstanding warrants, Ordinary Shares issuable upon the exercise of outstanding options granted under our option and equity incentive plans, and restricted stock units issued to employees, consultants and directors.

Risk Factors

Investing in our securities involves risks. Please carefully consider the risk factors described below and in our periodic reports filed with the SEC, including those set forth under the caption “Item 3. Key Information — D. Risk Factors” in our Annual Report on Form 20-F, which is incorporated by reference in this prospectus. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus. You should be able to bear a complete loss of your investment.  See also “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to an Investment in Our Securities and this Offering

We may require additional financing to sustain our operations, and such financing may not be available on acceptable terms, or at all.

We may need additional capital to fully implement our business plan. There can be no assurance that additional financing will be available on acceptable terms, or at all, and any inability to obtain such financing could materially adversely affect our business, financial condition, and results of operations.

Sales and issuances of our Ordinary Shares or other securities might result in significant dilution and could cause the price of our Ordinary Shares to decline.

We will sell up to           Ordinary Shares in this offering, which represent approximately            % of our Ordinary Shares as of           , 2026 after giving effect to the sale of the Ordinary Shares. Moreover, as noted under “Risks Related to the Merger,” we expect to issue            Ordinary Shares at the closing of the Merger. As a result of the dilution experienced by existing shareholders due to this offering, we may be subject to class action litigation based on this dilution.

Future sales and issuances of our Ordinary Shares or other securities might result in significant dilution and could cause the price of our Ordinary Shares to decline.

To raise capital we may sell Ordinary Shares, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. We may sell shares or other securities in any other offering at a price per share that is less than the price per share paid by investors in this offering, and investors purchasing shares or other securities in the future could have rights superior to existing shareholders. The price per share at which we sell additional Ordinary Shares, or securities convertible or exchangeable into Ordinary Shares, in future transactions may be higher or lower than the price per share paid by investors in this offering. Any sales of additional shares will dilute our shareholders.

Sales of a substantial number of Ordinary Shares in the public market or the perception that these sales might occur could depress the market price of our Ordinary Shares and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our Ordinary Shares. In addition, the sale of substantial numbers of our Ordinary Shares could adversely impact their price.

Management will have broad discretion as to the use of the proceeds from this offering and such uses may not improve our financial condition or market value.

We intend to use the net proceeds from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. Accordingly, we will have broad discretion in the application of the net proceeds from this offering, and you will not have the opportunity as part of your investment decision to assess whether such net proceeds are being used appropriately. Investors will need to rely upon the judgment of our management with respect to the use of such net proceeds. Pending their use, we may invest our proceeds in a manner that does not produce income or that loses value. Our investments may not yield a favorable return to our investors and may adversely affect the price of our ordinary shares.

We need to seek shareholder approval to re-designate our Ordinary Shares as no-par value, and while we have undertaken to do so, there can be no assurance that such re-designation will be completed.

The Ordinary Shares in this offering are non-assessable (except as such non-assessability may be affected by Section 181 of the Israeli Companies Law and by Articles 14 and 16 of our amended articles of association). Our Ordinary Shares currently have a nominal value of NIS 48.0 per share. Our board of directors has undertaken that it will not seek to make calls on or forfeit the shares offered in this offering at any time if the nominal amount per share has not been paid. We have also undertaken to include on the agenda for our next annual general meeting of shareholders a proposal to amend our amended articles of association to re-designate the Ordinary Shares as no-par value shares, subject to applicable law and shareholder approval. Any delay or failure to complete the re-designation could limit our flexibility to issue Ordinary Shares, including under the Purchase Agreement and in this offering, and could adversely affect our ability to raise capital.

The Company may not realize the anticipated benefits of the acquisition of Ghost Kitchen franchise rights in New Jersey, including generating revenue from the assets acquired.

On September 4, 2025, the Company entered into an Asset Purchase Agreement with Parea Hospitality LLC (the “Parea APA”) to acquire certain assets relating to a Ghost Kitchen area representative business in New Jersey. The Company has limited experience operating in the Ghost Kitchen industry, and the success of the acquired business will depend on the Company’s ability to operate the franchise rights effectively, attract and retain qualified franchisees, and integrate the acquired operations with the Company’s broader business plan. The acquired business may not generate the anticipated revenue, may require additional capital or management attention, and may divert resources from the Company’s core strategic focus. There can be no assurance that the Company will realize the anticipated benefits of the Parea APA, and the failure to do so could materially adversely affect the Company’s business, financial condition, and results of operations.

The Company issued 1,169,596 ordinary shares as consideration for the Parea APA, and the eventual availability of those shares for resale in the public market could adversely affect the price of our ordinary shares.

As consideration for the assets acquired under the Parea APA, the Company issued 1,169,596 ordinary shares to Parea Hospitality LLC. These shares are subject to applicable resale restrictions but may become available for resale in the public market over time. The eventual sale of these shares, or the perception that such sales may occur, could increase the supply of our ordinary shares in the market and adversely affect the prevailing market price of our ordinary shares, which could in turn impair our ability to raise additional capital through future equity issuances.

Risks Related to the Merger

The issuance of Ordinary Shares in connection with the Merger will substantially dilute the relative voting power of shareholders of Check-Cap prior to the closing of the Merger, and, as a result, such shareholders prior to the closing of the Merger will exercise substantially less influence over the management of the Company following the consummation of the Merger.

Following the closing of the Merger, shareholders of Check-Cap prior to the closing of the Merger (“the Previous Shareholders”) are expected to own approximately 10% of the Company’s outstanding share capital, on a fully diluted and as-converted basis, and the MBody AI shareholders are expected to own approximately 90% of the Company’s outstanding share capital, on a fully-diluted and as-converted basis.

Accordingly, the issuance of Ordinary Shares to MBody AI’s shareholders pursuant to the Merger Agreement will significantly reduce the relative voting power of each Ordinary Share held by the Previous Shareholders. Consequently, the Previous Shareholders exercise substantially less influence over the management and policies of the Company than they did prior to the consummation of the Merger.

The Company has incurred and expects to continue to incur substantial transaction-related costs in connection with the Merger.

The Company has incurred, and expects to continue to incur, a number of non-recurring transaction-related costs associated with the Merger and the related transactions, which cannot be accurately estimated at this time. These fees and costs have been, and will continue to be, substantial. Non-recurring transaction costs include, but are not limited to, fees paid to legal and other advisors, SEC filing costs and printing costs. Additional unanticipated costs may be incurred in the Company’s business, which may be higher than expected and could have a material adverse effect on the Company’s financial condition and operating results.

The Company may fail to realize the anticipated benefits of the Merger.

The success of the Merger and the related transactions will depend on the Company’s ability to achieve its business objectives and raise the necessary capital to fund its operations. If the Company is not able to achieve these objectives, the anticipated benefits of the Merger and the related transactions may not be realized fully, may take longer to realize than expected, or may not be realized at all.

The Company may become involved in securities litigation or shareholder derivative litigation in connection with the Merger, and this could divert the attention of management and harm the Company’s business.

Securities litigation or shareholder derivative litigation frequently follows the announcement of certain significant business transactions. The Company may become involved in this type of litigation in connection with the Merger and is currently involved in shareholder derivative litigation relating to the Apollo BCA. Litigation often is expensive and diverts management’s attention and resources, which could adversely affect the business of the Company.

The termination of the Apollo BCA is contingent on the closing of the Merger, and if the Merger is not completed, the Apollo BCA and the related Apollo Loans will remain in effect.

Upon the closing of the Merger, the BCA Termination Agreement and the Exchange Agreement will become effective, the Apollo BCA will be terminated, the Apollo Loans will be exchanged for common shares representing a 7.5% equity interest in Apollo, and each of the related loan agreements between Check-Cap and Apollo will be cancelled for no further consideration. If the Merger does not close, the BCA Termination Agreement will not become effective, the Apollo BCA will remain a binding obligation of the Company, and approximately $16.3 million of Apollo Loans will remain outstanding.

Risks Related to the Ownership of our Ordinary Shares

We may be unable to maintain compliance with Nasdaq’s continued listing requirements, which could result in the delisting of our Ordinary Shares from Nasdaq.

Nasdaq has established certain standards for the continued listing of a security on Nasdaq. On September 3, 2025, we received a deficiency letter from the Nasdaq Listing Qualifications Department notifying us that we were not in compliance with Nasdaq Listing Rule 5550(b)(1), which requires us to maintain a minimum of $2,500,000 in shareholders’ equity. The letter further stated that we had 45 calendar days, or by October 20, 2025, to submit a plan to regain compliance with respect to the deficiency identified in the letter. We submitted the plan on October 20, 2025. On January 23, 2026, we received written confirmation from the Nasdaq Listing Qualifications Department that we have regained compliance with the minimum shareholders’ equity requirement for continued listing on Nasdaq. In connection with the proposed Merger, we must submit an initial listing application to Nasdaq. If we fail to meet the initial listing standards of Nasdaq, the Ordinary Shares will cease to be listed on Nasdaq. The closing of this offering is contingent upon such listing, but the closing of the Merger is not contingent upon such listing. Whether our Ordinary Shares remain listed on Nasdaq following the closing of the Merger is dependent upon the combined company’s satisfaction of Nasdaq’s initial listing standards.

There can be no assurance that we will be able to maintain compliance with Nasdaq’s continued listing requirements in the future. If we are delisted from Nasdaq, our Ordinary Shares may be eligible for trading on an over-the-counter market in the United States. In the event that we are not able to obtain a listing on another U.S. stock exchange or quotation service for our Ordinary Shares, it may be extremely difficult or impossible for shareholders to sell their Ordinary Shares in the United States. Moreover, if we are delisted from Nasdaq, but obtain a substitute listing for our Ordinary Shares in the United States, it will likely be on a market with less liquidity, and therefore, experience potentially more price volatility than experienced on Nasdaq. Shareholders may not be able to sell their Ordinary Shares on any such substitute U.S. market in the quantities, at the times, or at the prices that could potentially be available on a more liquid trading market. As a result of these factors, if our Ordinary Shares are delisted from Nasdaq, the price of our Ordinary Shares is likely to decline. A delisting of our Ordinary Shares from Nasdaq could also adversely affect our ability to obtain financing for our operations and/or result in a loss of confidence by investors, or employees.

As a foreign private issuer, the combined company will be permitted to follow certain home country corporate governance practices instead of otherwise applicable Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

As a foreign private issuer, the combined company will be permitted to follow certain home country corporate governance practices instead of those otherwise required under the listing rules of the Nasdaq for domestic U.S. issuers. For instance, the combined company will be permitted to follow home country practice in Israel with regard to, among other things, director nomination procedures, the approval of compensation of officers and quorum requirements at general meetings of shareholders. In addition, the combined company will be permitted to follow home country practice instead of the listing rules of Nasdaq that would require the combined company to obtain shareholder approval for certain dilutive events, such as the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the combined company, certain transactions other than a public offering involving issuances of a 20% or greater interest in the combined company, and certain acquisitions of the stock or assets of another company. Following home country governance practices as opposed to the requirements that would otherwise apply to a United States company listed on Nasdaq may provide less protection to investors than what is accorded to investors under the listing rules of the Nasdaq Stock Market applicable to domestic U.S. issuers.

Our principal offices, research and development facilities, our manufacturing sites and some of our suppliers are located in Israel and, therefore, our business, financial condition and results of operation may be adversely affected by political, economic and military instability in Israel.

Our principal offices are located in Israel. In addition, all of our employees are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity, which began in September 2000 and continued with varying levels of severity throughout 2025. Following the October 7, 2023 attacks by Hamas terrorists in Israel’s southern border, Israel declared war against Hamas and since then, Israel has been involved in military conflicts with Hamas, Hezbollah, a terrorist organization based in Lebanon, Syria and Iran, both directly and through proxies. Although a ceasefire between Israel and Hamas took effect on October 10, 2025, there is no assurance that this agreement will continue to be upheld. On February 28, 2026 the U.S. and Israel initiated air strikes against Iranian military targets and leadership. Since then, retaliation by Iran against U.S. and Israeli interests in the Middle East has been widespread. As of the date of the filing of this Annual Report on Form 20-F, military activity and hostilities continue to escalate in the Middle East, and the situation throughout the region remains volatile, with the potential for continued escalation into a broader and more sustained regional conflict.

To date, none of our facilities or infrastructure, including our technology platform and IT system, have been damaged nor have our supply chains been significantly impacted since the war broke out. However, a prolonged war could adversely impact our supply chain and our ability to ship products from Israel, which could disrupt our operations. Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism, and the war and terrorism insurance we maintain may not be adequate to cover any losses we may incur associated with armed conflicts and terrorist attacks. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business.

In the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business. A campaign of boycotts, divestment and sanctions has been undertaken against Israel, which could also adversely impact our business. Parties with whom we may do business could decline to travel to Israel during periods of heightened unrest or tension. In addition, the political and security situation in Israel may result in parties with whom we may have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. In addition, any hostilities involving Israel could have a material adverse effect on our facilities including our corporate office or on the facilities of our local suppliers, in which event all or a portion of our inventory may be damaged, and our ability to deliver products to customers could be materially adversely affected.

In addition, our operations could also be disrupted by the obligations of personnel to perform military service. All our employees and independent contractors are based in Israel. Some of our personnel in Israel may be obligated to perform annual military reserve duty in the Israel Defense Forces, depending on their age and position in the army. Our operations could be disrupted by the absence of one or more of our executive officers or key employees for a significant period due to military service and any significant disruption in our operations could harm our business. The full impact on our workforce or business if some of our executive officers and employees are called upon to perform military service, especially in times of national emergency, is difficult to predict. Our operations could be disrupted by the absence of a significant number of employees related to military service, which could materially adversely affect our business and results of operations.

Any hostilities involving Israel, terrorist activities or political instability in the region or the interruption or curtailment of trade between Israel and its present trading partners, or significant downturns in the economic or financial condition of Israel, could adversely affect our operations and product development, cause our revenues to decrease and adversely affect our share price.

Furthermore, the Israeli government has pursued, and continues to debate, significant changes to Israel’s judicial system. While the scope and timing of these measures have evolved over time, and certain initiatives have been delayed, modified or suspended, the underlying issues remain a source of political division and public controversy. In response to these developments, individuals, organizations and institutions, both within and outside of Israel, have expressed concerns that actual or proposed changes to the judicial framework could negatively affect Israel’s business environment, including through reduced willingness of foreign investors to invest or conduct business in Israel, increased currency volatility, adverse actions or outlooks by credit rating agencies, higher interest rates, increased volatility in securities markets, and other adverse macroeconomic effects. These developments could also adversely affect the Israeli labor market or contribute to political instability or civil unrest. To the extent that any of these factors persist or intensify, they could have a material adverse effect on our business, results of operations, financial condition and our ability to raise additional capital on favorable terms, or at all.

We incur and will continue to incur significant costs as a result of operating as a public company in the United States, and our management is required to devote substantial time to compliance initiatives.

As a public company whose securities are traded in the United States, we incur and will continue to incur significant legal, accounting and other expenses. The Sarbanes-Oxley Act of 2002, as well as rules and regulations implemented by the U.S. Securities and Exchange Commission and the Nasdaq, impose various requirements on public companies, including requiring the establishment and maintenance of effective disclosure and financial controls. Our management and other personnel devote a substantial amount of time to these compliance initiatives. Changes in the laws, rules and regulations affecting public companies would result in increased costs to us as we respond to their requirements. These rules and regulations could make it more difficult or more expensive for us to obtain certain types of insurance, including directors’ and officers’ liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantial costs to obtain or maintain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, our Board committees or as executive officers. We cannot predict or estimate the amount or timing of additional costs we may incur in order to comply with such requirements.

It may be difficult to enforce a U.S. judgment against the Company or its directors and executive officers, or to assert U.S. securities laws claims in Israel.

The Company is incorporated under the laws of the State of Israel. In addition, a substantial portion of its assets are located outside the United States, and certain of its directors and executive officers reside outside the United States. As a result, it may be difficult for investors to effect service of process upon the Company or such persons within the United States or to enforce against the Company or judgments obtained in U.S. courts.

Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws because Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law, rather than U.S. law, is applicable to all or part of the claim. Further, there is doubt as to the enforceability in Israel, either in original actions or in actions to enforce judgments of U.S. courts, of civil liabilities predicated solely upon the U.S. federal securities laws.

A final judgment for the payment of money rendered by a court of competent jurisdiction in the United States may be enforced by an Israeli court if certain conditions are met, including that the judgment is final and non-appealable, is enforceable under the laws of the state in which it was issued, and its enforcement is not contrary to public policy or Israeli law. However, there can be no assurance that an Israeli court would enforce any judgment obtained in the United States against the Company or its directors and executive officers.

As a result, investors may have more difficulty protecting their interests through actions against the Company, its directors or executive officers than would investors in a corporation incorporated in a jurisdiction within the United States.

Risks Related to Our Financial Position

Our management and board of directors have concluded that a substantial doubt is deemed to exist concerning our ability to continue as a going concern.

Our management and board of directors, in connection with the preparation of our consolidated financial statements, have concluded that a substantial doubt is deemed to exist concerning our ability to continue as a going concern. Our financial statements have been prepared assuming that we will continue as a going concern. We have incurred substantial losses since inception, and our ability to continue as a going concern is dependent on our ability to raise sufficient additional capital, complete the Merger, and ultimately achieve profitable operations. There can be no assurance that we will be able to obtain additional financing on acceptable terms, or at all, or that the Merger will be completed on the anticipated timeline. Our consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

If the Merger does not close, the debt-for-equity exchange with Apollo will not close, the Apollo BCA will remain in effect, and approximately $16.3 million of Apollo Loans will remain outstanding.

On September 12, 2025, the Company entered into a BCA Termination Agreement with Apollo, pursuant to which the Apollo BCA will terminate upon the closing of the Merger. On September 12, 2025, the Company entered into an Exchange Agreement with Apollo, pursuant to which, upon the closing of the Merger and the BCA Termination Agreement becoming effective, the outstanding loans to Apollo in an aggregate principal amount of approximately $16.3 million (the “Apollo Loans”) will be exchanged for common shares representing a 7.5% equity interest in Apollo. If the Merger does not close, the BCA Termination Agreement and Exchange Agreement will not become effective, the Apollo BCA will remain in effect, and the Apollo Loans will remain outstanding and continue to accrue interest at 5% per annum, becoming due 30 days following the date the Apollo BCA is terminated or the business combination contemplated thereunder is consummated. In such circumstances, the Company will continue to hold the Apollo Loans as receivables, recovery is uncertain, and the Apollo BCA will remain in effect and may limit the Company’s flexibility to pursue alternative strategic transactions.

The carrying value of our equity investment in Apollo is illiquid and based on a valuation that may not be realized.

In connection with the Merger, the BCA Termination Agreement and the Exchange Agreement, on November 14, 2025, we recognized a noncash debt-for-equity exchange under which the carrying value of our loans receivable from Apollo was derecognized and an equity investment in Apollo, representing approximately 7.5% of Apollo’s fully diluted equity, was recorded at a cost of $6,525,000. The initial carrying value of the equity investment was determined by reference to an independent third-party valuation. There is no established public trading market for Apollo’s equity securities, and the valuation relies on limited observable market data and involves significant judgment. Our independent registered public accounting firm has identified the conversion of the Apollo loans receivable into the equity investment, including the initial valuation and impairment considerations, as a critical audit matter, citing in particular the limited observable market data and the non-routine nature of the transaction. In future periods, we will be required to assess whether indicators of impairment exist under ASC 321, and if Apollo’s actual financial performance, capital structure, or business prospects differ from the assumptions underlying the third-party valuation, the carrying value of our equity investment may be impaired, materially adversely affecting our financial condition and results of operations. The equity interest in Apollo is also illiquid and may not be realizable for cash on a timely basis, on favorable terms, or at all.

If the Merger is not completed, the Company will require significant additional funding in order to continue operations, and if additional capital is not available, the Company may be forced to wind down its operations.

The completion of the Merger is subject to a number of conditions, and there can be no assurance that the Merger will be completed on the anticipated timeline, or at all. If the Merger is not completed, the Company will need to evaluate its strategic alternatives and will require significant additional funding in order to continue its operations. The Company may be unable to raise such additional funding on acceptable terms, or at all, particularly given the loss of the strategic value associated with the proposed Merger. In such circumstances, the Company may be required to wind down its operations, sell or license its remaining assets at terms that are less favorable than otherwise might be obtainable, or seek protection under applicable bankruptcy or insolvency laws, any of which would materially adversely affect the value of an investor’s investment in the Company.

Risks Related to MBody AI’s Business and Operations

MBody AI has a limited operating history and an evolving business model, which makes it difficult to evaluate its future prospects.

MBody AI was incorporated in October 2024 and has a limited operating history as an embodied AI software and service company. As a result, there is limited historical information upon which investors can evaluate its business, operating results, or future prospects. MBody AI’s business model, technology platform, and go-to-market strategy continue to evolve, and there can be no assurance that its current approach will result in sustainable growth, profitability or cash flow.

MBody AI is substantially dependent on two customers, and the loss of either, or a reduction in their deployments, would materially adversely affect its results of operations.

MBody AI currently generates substantially all of its revenue from two enterprise customers, MGM and Caesars, on which it is substantially dependent. MBody AI’s revenue is therefore highly concentrated, and the loss of, or a material reduction in business from, either customer would have a disproportionate and material adverse effect on MBody AI. While MBody AI’s customer arrangements have multi-year terms, customers may decline to renew or expand their deployments, may reduce deployment scope, or may terminate orders subject to the payment terms of their agreements. The loss of a customer, a reduction in deployment scope, delays in implementation, or a failure to expand existing deployments could materially adversely affect MBody AI’s revenue, operating results, and business prospects. Because MBody AI depends on a limited number of customers, its results may fluctuate significantly based on the decisions of individual customers, and adverse developments affecting MGM or Caesars, or the hospitality and gaming industry generally, could materially affect MBody AI.

MBody AI’s platform is deployed through a phased and evolving feature set, which may affect the timing and scope of customer adoption.

MBody AI’s platform is deployed through a staged rollout of features, with certain capabilities delivered incrementally or provided to customers through asynchronous analysis and reporting rather than fully integrated real-time operation. For example, MBody AI’s hardware-agnostic, multi-brand control capability has been developed and is in testing but has not yet been deployed with customers, and certain capabilities are currently provided through asynchronous analysis and reporting rather than fully integrated real-time operation.While this approach is intended to support ongoing refinement and optimization of the platform, there can be no assurance that all planned features will be completed on schedule, fully integrated, or deliver the anticipated operational benefits. Delays in development, integration challenges, or performance limitations could affect customer satisfaction, the pace of deployment expansion, or the renewal of customer arrangements. MBody AI relies in part on asynchronous deployment, data collection, and analysis, which in certain circumstances may limit customer adoption, expansion, or perceived value of the platform.

MBody AI’s competitive position depends in part on operational data, and limits on its rights to use that data could impair its platform.

MBody AI’s platform is designed to improve over time using operational data generated by its deployments. MBody AI’s rights to collect, retain, and use this data may be limited by its agreements with customers, certain of which restrict the use of customer data and address the ownership of data generated in connection with deployments, as well as by applicable data privacy and security laws. If MBody AI is unable to obtain or retain sufficient rights to use operational data, if customers restrict or withdraw access to data, or if privacy or security requirements limit MBody AI’s collection or use of data, the pace of improvement of its models and the value of its platform could be adversely affected. In addition, any actual or alleged failure to protect data or to comply with applicable data privacy and security requirements could expose MBody AI to liability, regulatory action, and reputational harm.

MBody AI’s operations depend on third-party vendors, deployment partners, and hardware suppliers.

MBody AI does not manufacture robots or autonomous hardware and relies on third-party vendors, integrators, and partners for hardware procurement, deployment, financing, and maintenance. This comprehensive service model involves customized deployments and coordination with customer personnel. As a result, MBody AI’s operations are subject to several material risks related to these third-party dependencies:

Procurement and Inventory Risk:    MBody AI is responsible for the procurement of third-party hardware to fulfill turnkey customer orders. Any failure by its suppliers to deliver units on schedule, in sufficient quantities, or at anticipated price points could delay customer implementations, increase deployment costs, or impair our ability to meet its revenue targets.

Integration and Technical Compatibility:    MBody AI’s proprietary AI Orchestrator™ must integrate with various types of third-party hardware to deliver a “unified command layer”. Disruptions in technical relationships, changes to Original Equipment Manufacturer (OEM) firmware, or lack of access to critical APIs could cause service failures, limit platform functionality, or hinder its ability to coordinate heterogeneous robot fleets.

Geopolitical and Supply Chain Sensitivity:    Certain components or systems may be sourced from vendors located outside the United States, including in jurisdictions subject to evolving trade policies, export controls, or geopolitical tensions. These factors could increase MBody AI’s deployment costs, compress hardware margins, or result in supply chain delays that materially adversely affect its results of operations.

Dependence on Financing and Maintenance Partners:    MBody AI’s business involves complex implementation and ongoing operational support. MBody AI relies on third-party partners for hardware, parts and software updates. Any failure by these partners to perform could result in increased costs, contractual disputes, reputational harm, or reduced demand for MBody AI’s offerings causing a material adverse effect on its business.

MBody AI depends on a limited number of hardware suppliers for the robots it deploys.

MBody AI does not manufacture robots and currently sources the robots it deploys from a limited number of third-party suppliers. If any of these suppliers fails to deliver robots in the quantities, on the timelines, at the quality levels, or at the prices MBody AI requires, or ceases or limits its supply, discontinues a product, or changes its terms, MBody AI may be unable to fulfill or expand customer deployments on a timely or cost-effective basis, and may be unable to identify and qualify alternative suppliers without delay or additional cost. This dependence could delay deployments, increase costs, compress margins, or impair customer relationships, any of which could materially adversely affect MBody AI’s business and results of operations.

MBody AI’s business involves complex implementation and service delivery, which may expose it to operational risks.

MBody AI’s services often involve customized deployments across customer facilities, coordination with customer personnel, and ongoing operational support. These activities may involve unforeseen technical, logistical, or operational challenges. Failure to effectively manage deployments, services, or customer expectations could result in increased costs, contractual disputes, reputational harm, or reduced demand for MBody AI’s offerings.

Customer Adoption, ROI, and Budget Cycles could adversely affect MBody AI’s revenue, growth, and operating results.

Customer adoption, expansion, and renewal of MBody AI’s platform may depend on customers achieving expected operational benefits and on customer budget cycles. MBody AI’s customers may evaluate continued or expanded deployment of MBody AI’s platform based on perceived operational savings, efficiency improvements, or return on investment. These evaluations may be influenced by customer-specific factors, including budget cycles, capital allocation priorities, labor conditions, macroeconomic factors, and internal approval processes. Even if customers are satisfied with MBody AI’s platform, delays in expansion decisions, reductions in deployment scope, or changes in customer priorities could adversely affect MBody AI’s revenue, growth, and operating results.

Dependence on Customer Facilities and Operating Environments could delay deployments, increase costs, or affect the performance or scalability of MBody AI’s platform.

MBody AI’s deployments depend on customer-controlled facilities and operating environments, which are outside of its control. MBody AI’s platform is deployed within customer facilities and physical environments that are owned and operated by customers. Deployment timelines, system performance, and operational outcomes may be affected by factors outside of MBody AI’s control, including facility layout, network infrastructure, physical access constraints, operational schedules, and coordination with customer personnel. Limitations or changes in customer-controlled environments could delay deployments, increase costs, or affect the performance or scalability of MBody AI’s platform.

Robots deployed in customer environments may cause injury or damage, exposing MBody AI to liability.

MBody AI’s robots operate autonomously in physical environments that are frequently occupied by employees, customers, and members of the public, including casinos, resorts, and other hospitality venues. Malfunctions, navigation or coordination errors, software defects, or other failures, whether or not caused by MBody AI’s software, could result in bodily injury, property damage, or other incidents. Any such incident could subject MBody AI to personal injury or product liability claims, litigation, regulatory investigations, and reputational harm, could lead customers to suspend or terminate deployments, and could increase MBody AI’s insurance, indemnification, and compliance costs. MBody AI may not maintain insurance sufficient to cover these exposures, and its agreements may not fully protect it from liability.

Integration with Third-Party Software and Systems could increase deployment costs, delay implementations, or reduce customer satisfaction.

MBody AI’s platform may require integration with third-party software systems used by customers, which may present technical and operational challenges. Customer deployments of MBody AI’s platform may require integration with third-party software systems, including facility management, scheduling, or reporting systems. Such integrations may involve technical complexity, reliance on third-party interfaces or application programming interfaces, and coordination with customer or third-party vendors. Changes to third-party systems, integration delays, or compatibility issues could increase deployment costs, delay implementations, or reduce customer satisfaction.

Risks Related to MBody AI’s Regulatory Matters

MBody AI operates in regulated environments and may be subject to regulatory requirements that could increase costs or limit growth.

MBody AI’s customers operate in regulated industries, including hospitality, gaming, and potentially healthcare and data centers. In certain jurisdictions, deployment of autonomous systems may require regulatory approvals, licenses, or compliance with industry-specific rules, including gaming or safety regulations. Regulatory requirements may change over time, differ by jurisdiction, or impose additional compliance costs, which could adversely affect MBody AI’s ability to deploy its platform or expand into new markets.

MBody AI may face liability or compliance exposure related to the operation of autonomous systems.

Although MBody AI does not manufacture hardware, it sells, procures, finances, and/or supports the deployment of third-party autonomous hardware in connection with its software platform. MBody AI’s software influences the operation and coordination of autonomous systems deployed in customer environments, and its involvement in hardware procurement, deployment, or ongoing services may increase its exposure to claims, investigations, or regulatory scrutiny related to system performance, safety incidents, or operational failures, whether or not caused by its software. Such matters could result in litigation, regulatory action, reputational harm, or increased insurance, indemnification, or compliance costs.

The regulatory landscape for artificial intelligence, robotics, and autonomous systems is evolving and may adversely affect our business.

Laws and regulations governing artificial intelligence, robotics, and autonomous systems are evolving in the United States and internationally. New or modified requirements related to safety, accountability, transparency, data use, or deployment of AI-enabled systems could impose additional compliance obligations, restrict certain applications, or increase regulatory oversight. Because MBody AI’s platform influences the operation and coordination of autonomous systems deployed in physical environments, regulatory changes may require modifications to its technology, deployment practices, or business model, increase operating costs, delay deployments, or limit market opportunities. Failure to comply with applicable or future regulations could result in fines, penalties, litigation, or reputational harm, any of which could materially adversely affect our business, financial condition, and results of operations.

Risks Related to MBody AI’s Financing

MBody AI achieved profitability in 2025 but may not sustain or grow profitability in future periods.

Although MBody AI achieved profitability for the year ended December 31, 2025, its cash flows from operating activities for that period were negative, and MBody AI expects to continue to incur significant operating expenses as it grows its operations, develops its AI platform, expands customer deployments, and invests in the personnel, facilities and systems required to operate at greater scale. The ability of MBody AI to sustain or grow profitability in future periods will depend on a number of factors, many of which are outside of its control, including its ability to win and retain customers, customer concentration, the cost and availability of robotic hardware sourced from third parties, competition, regulatory developments, and broader market conditions. Profitability achieved in any prior period is not necessarily indicative of future results, and there can be no assurance that MBody AI will sustain or grow profitability in future periods.

MBody AI’s reported results may be affected by the accounting treatment of its customer lease arrangements under ASC 842.

MBody AI provides robots to its customers under arrangements that are accounted for as leases under ASC 842, together with related services that are accounted for separately. Depending on the specific terms of each arrangement, a lease may be classified as a sales-type lease, in which case selling profit is recognized at lease commencement and finance income is recognized over the lease term, or as an operating lease, in which case lease income is generally recognized on a straight-line basis over the lease term. Because classification depends on the terms of each contract, different customer arrangements may be classified differently, and the volume, timing, terms, and classification of arrangements entered into in any given period can significantly affect the comparability of MBody AI’s reported revenue, gross profit, and net income between periods. Where arrangements are classified as sales-type leases, a greater portion of revenue and profit is recognized at commencement, so that a period with fewer or smaller new sales-type arrangements may show lower reported revenue and profit even where the underlying economics of MBody AI’s customer relationships are similar. The application of ASC 842 also requires MBody AI to separate lease and non-lease (service) components and involves significant judgment, including with respect to the discount rate, estimated residual value, the standalone price of services, and lease classification. Changes in these judgments, in the terms of MBody AI’s customer arrangements, or in the underlying accounting standards could cause MBody AI’s reported results to vary significantly between periods.

MBody AI retains ownership of robots under certain arrangements and will be exposed to residual value risk as those deployments grow.

Under certain of MBody AI’s customer arrangements, MBody AI retains title to the robots and the robots are returned to MBody AI at the end of the lease term. As these arrangements grow as a proportion of MBody AI’s deployments, MBody AI will increasingly carry the residual value of returned equipment and will estimate residual values in applying lease accounting. The value MBody AI is able to realize on returned robots, whether through re-leasing, redeployment, or sale, may be lower than its estimates as a result of technological obsolescence, wear, changes in demand for used equipment, or the limited market for specialized robots. If the realizable value of returned equipment is less than its carrying or estimated residual value, MBody AI may be required to recognize impairments or losses that could materially adversely affect its financial condition and results of operations.

MBody AI will require additional capital to execute its business plan, and such capital may not be available on acceptable terms.

MBody AI expects to require additional financing to fund its operations, growth initiatives, and platform development. There can be no assurance that additional capital will be available when needed, on acceptable terms, or at all. Failure to obtain additional financing could materially adversely affect MBody AI’s ability to continue operations or execute its business strategy.

MBody AI’s lease-based model is capital intensive and requires significant working capital to fund the purchase of robots in advance of recovering its costs.

MBody AI generally acquires robots from third-party manufacturers and pays for them in advance of recovering its costs through lease payments received over multi-year terms. As a result, expanding MBody AI’s deployments requires significant up-front and working capital, and the cash MBody AI invests in acquiring and deploying robots may not be recovered for an extended period, if at all. MBody AI’s operating cash flows have been negative even in periods in which it reported net income. If MBody AI is unable to fund the acquisition and deployment of robots, whether from operating cash flow, financing arrangements, or capital raises, on acceptable terms or at all, its ability to grow its deployments and execute its business plan could be materially adversely affected.

Future financings may result in dilution and could adversely affect shareholders.

MBody AI may raise capital through equity issuances, convertible securities, debt financings, or other structured transactions. Such financings may result in significant dilution to existing shareholders, impose restrictive covenants, or grant preferential rights to new investors. Market conditions, stock price volatility, and Nasdaq compliance considerations may further limit financing alternatives.

MBody AI’s General Risk Factors

MBody AI operates in a rapidly evolving and competitive market.

The markets for artificial intelligence, automation, and autonomous systems are rapidly evolving and highly competitive. New technologies, business models, and competitors may emerge that could reduce demand for MBody AI’s platform or render its offerings less competitive.

MBody AI’s success depends on its ability to attract and retain key personnel.

MBody AI’s future success depends on the continued services of its management team and technical personnel. Competition for qualified employees is intense, and the loss of key personnel or inability to attract additional talent could materially adversely affect its business.

MBody AI’s Success depends on the success of its provision patent applications

MBody AI’s intellectual property protection is currently limited to early-stage provisional patent applications, which have not been examined and may not result in issued patents. These applications must be converted into non-provisional applications by September 15, 2026 and October 30, 2026, respectively, or they will lapse. If MBody AI fails to timely convert these applications, or if patents do not issue or are later challenged, narrowed, or invalidated, competitors may develop similar technologies and MBody AI’s competitive position and business could be materially adversely affected.

MANAGEMENT OF THE COMPANY AFTER THE MERGER

Directors and Executive OFFICERS

The executive ofﬁcers and directors of the Company following the consummation of the Merger will be as follows:

Name	Age	Position
Executive Officers
John Fowler	38	Chief Executive Officer and Director
Tim Hayden	44	Chief Financial Officer
Non-Executive Directors
Regan McGee	46	Chairman
David Lontini	44	Director
Scott Walters	54	Independent Director
Kai Sorensen	42	Independent Director
Anurag Sharma	40	Independent Director
Ghaleb El Masri	42	Independent Director

John Fowler will serve as the Chief Executive Officer and Director after the closing of the Merger. Mr. Fowler is the Chief Executive Officer of MBody and is a lawyer licensed in the Province of Ontario, Canada since 2013. From 2014 to 2019, he served as an officer and director of The Supreme Cannabis Company, Inc., a company listed on the TSX Venture Exchange and the Toronto Stock Exchange, where his responsibilities spanned regulatory compliance, continuous disclosure, and board governance. He holds a J.D. from the University of Ottawa and a B.A. from the University of Toronto.

Tim Hayden will serve as the Chief Financial Officer after the closing of the Merger. Mr. Hayden is a Certified Public Accountant and a Chartered Accountant (Ontario, Canada) with over 20 years of experience across corporate finance, business development, operations, and M&A. He served at Agrify Corporation (Nasdaq: AGFY) as Senior Vice President of Corporate Development beginning in July 2022, subsequently as Chief Revenue Officer, and as Interim Chief Financial Officer and principal financial and accounting officer effective March 1, 2023. From 2019 to 2022, he held several roles at Vivo Cannabis Inc., a Canadian licensed cannabis producer, including Vice President of Corporate Development, Chief Business Development Officer, and Chief Operating Officer. Earlier, he served as M&A Senior Manager at Deloitte Canada (2017–2019) and as Corporate Finance Manager, Deal Advisory at KPMG UK LLP (2015–2017), and held positions at BDO UK LLP, National Health Service Improvement, the HDI Group, and Deloitte South Africa. He holds a B.A. in Accounting from Rhodes University.

Regan McGee will serve as Chairman of the Board of Directors after the closing of the Merger. Mr. McGee serves as Chairman of MBody AI and is its largest shareholder. He is also Chairman and Chief Executive Officer of Apollo Technology Capital Corporation, an investment and governance platform focused on founder-led companies, and is the Founder, Chairman, and Chief Executive Officer of Nobul Technologies, a real estate financial technology company operating a digital marketplace across more than 30 U.S. states and most of Canada. Mr. McGee is a named inventor on multiple patents, including in artificial intelligence and AI-driven robotics systems. He has served as a corporate director across private, public, and nonprofit organizations, including Daily Bread Food Bank, and earlier in his career held roles at Brookfield Asset Management, CI Financial, BMO Financial Group, and Sotheby’s International Realty Canada. He holds a B.A. in Economics from Queen’s University, the Chartered Investment Manager designation, and completed the ICD.D Directors’ Education Program at the University of Toronto’s Rotman School of Management.

David Lontini will serve as a director of the Company after the closing of the Merger. Mr. Lontini has served on Check-Cap’s board of directors since January 2024, including as its Chairman and Interim Chief Executive Officer. He is an experienced business owner and operator who has completed M&A transactions and held senior leadership positions at organizations including Pointstreak Sports Technologies, Maru/Matchbox, and the Toronto Argonauts Football Club. He holds a B.A. in Liberal Arts and Political Science from York University.

Scott Walters will serve as a director of the Company after the closing of the Merger. Mr. Walters is a capital markets executive with more than 25 years of experience founding, financing, and leading private and public companies across the mining, technology, and cannabis sectors. He is currently Chief Executive Officer of Maxus Mining Inc. (CSE: MAXM), a Canadian critical-minerals exploration company, and of Big Gold Inc. He previously served as Managing Director of Investment Banking at Stifel Financial Corp. and founded Max Capital Markets, a boutique investment bank that financed or co-led approximately $850 million in transactions for more than 120 companies.

Kai Sorensen will serve as a director of the Company after the closing of the Merger. Mr. Sorensen is the President and co-owner of Oaken Equipment, a Bobcat dealer network operating five locations across Ontario, where he has led corporate strategy, financial performance, and multi-branch expansion since 2020. He previously spent three years in Accenture’s management consulting practice leading cross-industry M&A engagements focused on commercial, financial, and strategic due diligence. He holds a Bachelor of Commerce (Honours) from Queen’s University.

Anurag Sharma will serve as a director of the Company after the closing of the Merger. Mr. Sharma is the President and General Manager of Hilti Canada, a subsidiary of the Hilti Group, a multinational construction technology and services company operating in over 120 countries. He holds a Master’s degree from the National University of Singapore and a Bachelor of Engineering from Savitribai Phule Pune University.

Ghaleb El Masri will serve as a director of the Company after the closing of the Merger. Mr. El Masri is a Managing Director and Partner at ADAPTOVATE, a global management consultancy founded by former Boston Consulting Group executives, where he leads the firm’s AI and enterprise transformation practice and advises C-suite executives across hospitality, financial services, retail, manufacturing, and energy on enterprise-wide AI adoption, operating model design, and large-scale technology transformation. Previously, he spent over a decade in progressively senior executive roles at ING Bank and NN Group (formerly ING Insurance), including as Chief Operating Officer, Chief Transformation Officer, General Manager, and executive board member with full profit-and-loss responsibility, where he helped orchestrate the enterprise-wide restructuring of more than 100 business units, including divestitures, carve-outs, capital raises, and two initial public offerings. He is a director of 1205 Consulting Inc. (since 2019) and Elevaite Labs Inc. (since 2023), a member of the Young Presidents’ Organization, and a contributor to the Forbes Business Council. Mr. El Masri holds an MBA from the Columbia Business School–London Business School joint global executive program, an M.Sc. in Biochemistry from the University of Toronto, and a B.Sc. (with Distinction) from Queen’s University, where he was a Chancellor’s Scholar. He is a dual citizen of Canada and Jordan.

All directors are residents of Canada.

Cautionary Note Regarding Forward-Looking Statements

Some of the statements made under “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” and elsewhere in this prospectus, including in our Annual Report on Form 20-F, incorporated by reference herein, and other information included or incorporated by reference in this prospectus, constitute forward-looking statements. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements about the offer and sale of Ordinary Shares pursuant to the registration statement to which this prospectus forms a part and expected benefits of the offering; our expectations, beliefs or intentions regarding, among other things, our belief with respect to the benefits of the Merger; our financial performance following the Merger; the timing of, and our ability to make, regulatory filings and obtain and maintain regulatory approvals; our intellectual property position; the degree of clinical utility of our products, particularly in specific patient populations; our ability to develop commercial functions; our results of operations; cash needs; financial condition, liquidity, prospects, growth and strategies; the industry in which we operate; and the trends that may affect the industry or us.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our ability to recognize the anticipated benefits of the Merger;

●	our ability to successfully integrate and operate the combined business following the Merger;

●	our ability to consummate the Merger on a timely basis, or at all, and the consequences of any termination of the Merger;

●	our ability, in the event the Merger does not close and the BCA Termination Agreement does not become effective, to effectively recover the Apollo Loans

●	potential securities class action or shareholder derivative litigation in connection with the Merger or the Apollo BCA;

●	our ability to execute MBody AI’s business strategy, scale customer deployments, and expand adoption of its platform;

●	our customers’ demand for embodied AI solutions and our customers’ ability to achieve expected operational benefits from MBody AI’s platform;

●	the timing, development, integration, and performance of MBody AI’s platform features and capabilities;

●	MBody AI’s reliance on third-party hardware vendors, software integrations, and deployment partners;

●	the performance of MBody AI’s platform in customer-controlled environments and facilities;

●	regulatory requirements applicable to autonomous systems, artificial intelligence, robotics, and customer operating environments;

●	changes in laws, regulations, trade policies, tariffs, or geopolitical conditions affecting hardware procurement or deployments;

●	MBody AI’s liquidity, capital requirements, and ability to obtain additional financing on acceptable terms;

●	our failure to maintain compliance with Nasdaq continued listing requirements;

●	the Company’s history of losses

●	changes in personnel and availability of qualified personnel;

●	MBody AI’s limited operating history and ability to sustain or grow profitability;

●	MBody AI’s dependence on a limited number of customers, including MGM and Caesars, for substantially all of our revenue;

●	MBody AI’s ability to obtain and retain rights to operational data and the performance and reliability of our artificial intelligence models;

●	claims, liabilities, or incidents arising from the operation of autonomous systems in customer environments;

●	the residual value MBody AI is able to realize on robots returned to us at the end of lease terms;

●	the capital-intensive nature of MBody AI’s business and its ability to fund the acquisition and deployment of robots;

●	MBody AI’s ability to obtain and maintain patent protection, including the timely conversion of its provisional patent applications into non-provisional applications;

●	MBody AI’s ability to satisfy the initial listing requirements of Nasdaq in connection with the Merger;

●	the impact of the accounting treatment of MBody AI’s customer lease arrangements under ASC 842 on the comparability of MBody AI’s reported revenue, gross profit and net income between periods;

●	our needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all;

●	our ability to realize the anticipated benefits of the Parea APA and the operation of the acquired Ghost Kitchen franchise rights in New Jersey;

●	our ability to continue as a going concern;

●	the initiation, timing, progress and results of our clinical trials and other product development efforts;

●	our reliance on one product;

●	our ability to successfully complete clinical trials and obtain desired performance;

●	our reliance on single-source suppliers;

●	our ability to achieve an acceptable cost of goods;

●	our reliance on third parties, such as for purposes of our clinical trials and clinical development and the manufacturing, marketing and distribution of C-Scan;

●	our ability to establish and maintain strategic partnerships and other corporate collaborations;

●	our ability to achieve reimbursement and coverage from government and private third-party payors;

●	the implementation of our business model and strategic plans for our business;

●	the scope of protection we are able to establish and maintain for intellectual property rights covering C-Scan and our ability to operate our business without infringing the intellectual property rights of others;

●	competitive companies, technologies and our industry;

●	current or future adverse developments with respect to financial institutions and associated liquidity risk;

●	unfavorable economic and market conditions, including uncertainties around the impact of inflation, cost of capital and the impact from the changes in economic policies and regulations, such as trade policies and tariffs and the recent U.S. federal government shutdown;

●	those factors discussed in the section “Risk Factors” beginning on page 8 of this prospectus; and

●	those factors referred to in “Item 3. Key Information — D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in our Annual Report on Form 20-F generally.

These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in “Item 3. — Key Information — D. Risk Factors” in our Annual Report on Form 20-F and in this prospectus in greater detail under the heading “Risk Factors” on page 8 of the prospectus. You should not rely upon forward-looking statements as predictions of future events.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus.

Use of Proceeds

We estimate that the net proceeds from the sale of Ordinary Shares in this offering will be approximately $    million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, based on an assumed offering price of $    per Ordinary Share, which was the last reported sale price on Nasdaq on      , 2026,. If the underwriters exercise their option to purchase up to an additional Ordinary Shares in full, we estimate that the net proceeds to us from this offering will be approximately $   million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed offering price of $    per Ordinary Share would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by $    million, assuming that the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same.

We may also increase or decrease the number of Ordinary Shares we are offering. An increase (decrease) of 100,000 in the number of Ordinary Shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by $    million, assuming the assumed public offering price stays the same.

We expect to use any proceeds that we receive in this offering for working capital and other general corporate purposes, and for the transaction cost of the Merger. As of the date of this prospectus, we cannot specify with certainty all of the particular uses, and the respective amounts we may allocate to those uses, for any net proceeds we receive. Accordingly, we will retain broad discretion over the use of these proceeds.

DIVIDEND POLICY

We have never declared or paid dividends on our Ordinary Shares and currently do not intend to pay cash dividends on our Ordinary Shares in the foreseeable future.  We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2025, as follows:

●	on an actual basis;

●	on a pro forma basis to reflect our receipt of the net proceeds from our sale of common shares in this offering at an assumed public offering price of $ per common share (the closing price of our ordinary shares on , 2026).

The pro forma and pro forma as adjusted information below is illustrative only, and our capitalization following the closing of this offering will change based on the actual public offering price and other terms of this offering determined at pricing. You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2025
In Thousands of Dollars	Actual	As Adjusted(1)
Cash, cash equivalents and short-term bank deposits	$219	$
Notes payable\Long-term debt, including current portion	-
Stockholders’ equity:
Common stock	83,918
Additional paid-in-capital	85,389
Subscriptions payable	-
Accumulated deficit	(165,870)
Total stockholders’ equity	3,437
Total capitalization	$3,437	$

(1)	The as adjusted number of shares to be outstanding immediately after this offering as shown above is based on shares outstanding as of December 31, 2025. The as adjusted information discussed above is illustrative only and will be further adjusted based on the actual public offering price and other terms of this offering to be determined by the Company and the underwriter.

DILUTION

If you invest in our Ordinary Shares in this offering, your interest will be immediately diluted to the extent of the difference between the public offering price per ordinary share in this offering and the pro forma as adjusted net tangible book value per ordinary share after this offering. Dilution results from the fact that the public offering price per ordinary share is substantially in excess of the net tangible book value per ordinary share. As of December 31, 2025, we had a historical net tangible book value of $2,711,000, or $0.39 per ordinary share. Our net tangible book value per share represents total tangible assets less total liabilities, divided by the number of Ordinary Shares outstanding on December 31, 2025.

Our pro forma net tangible book value as of December 31, 2025 was $      , or $       per ordinary share. Pro forma net tangible book value per share represents total tangible assets less total liabilities, divided by the number of Ordinary Shares to be issued and outstanding immediately after this offering.

After giving further effect to the sale of Ordinary Shares in this offering at the assumed offering price of $    per ordinary share, the last reported sale price of our Ordinary Shares traded on Nasdaq on      , 2026, after deducting the estimated underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value at December 31, 2025 would have been $    per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $ per share to existing shareholders and immediate dilution of $    per ordinary share to new investors. The following table illustrates this dilution per ordinary share:

Assumed public offering price per ordinary share	$
Pro forma net tangible book value per ordinary share as of December 31, 2025		2,711,000
Increase in net tangible book value per ordinary share attributable to new investors
Pro forma as adjusted net tangible book value per ordinary share after this offering
Dilution per ordinary share to new investors
Percentage of dilution in net tangible book value per ordinary share for new investors			%

The pro forma and pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed offering price of $    per ordinary share would increase (decrease) our pro forma as adjusted net tangible book value as of December 31, 2025 after this offering by approximately $    per ordinary share, and would increase (decrease) dilution to investors in this offering by $    per ordinary share, assuming that the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of Ordinary Shares we are offering. An increase (decrease) of 100,000 in the number of Ordinary Shares we are offering would increase (decrease) our pro forma as adjusted net tangible book value as of December 31, 2025 after this offering by approximately $    per ordinary share, and would decrease (increase) dilution to investors in this offering by approximately $    per ordinary share, assuming the assumed public offering price per ordinary share remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase additional Ordinary Shares, the pro forma as adjusted net tangible book value will increase to $    per ordinary share, representing an immediate increase in pro forma as adjusted net tangible book value to existing shareholders of $    per ordinary share and an immediate dilution of $    per ordinary share to new investors participating in this offering.

The following table shows, as of December 31, 2025, on a pro forma as adjusted basis, the number of Ordinary Shares purchased from us, the total consideration paid to us and the average price paid per share by existing shareholders and by new investors purchasing Ordinary Shares in this offering at an assumed public offering price of $    per ordinary share before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares			Total Consideration				Average Price Per Ordinary
	Number	Percent		Amount		Percent		Share
Existing shareholders	7,020,502	*	%		$169,307,000	*	%	$24.12
New investors			%	$			%	$
Total			%	$			%	$

The number of Ordinary Shares to be issued and outstanding immediately after this offering as shown above assumes that all Ordinary Shares offered hereby are sold, and is based on 7,020,502 Ordinary Shares outstanding as of December 31, 2025. This number excludes Ordinary Shares issuable upon the exercise of outstanding warrants, Ordinary Shares issuable upon the exercise of outstanding options granted under our option and equity incentive plans, and restricted stock units issued to employees, consultants and directors.

Description of ORDINARY SHARES

The following description is a summary of our amended articles of association and Israeli corporate law regarding our Ordinary Shares. The following description may not contain all of the information that is important to you, and we therefore refer you to our amended articles of association, a copy of which is filed with the SEC as an exhibit to the registration statement of which this prospectus is a part.

General

Our authorized and registered share capital is NIS 864,000,000 divided into 18,000,000 Ordinary Shares of a nominal (par) value of NIS 48.0 each. As of May 13, 2026, an aggregate of 7,730,359 Ordinary Shares were issued and outstanding.

Memorandum and Articles of Association

Registration Number and Purposes of the Company

Our registration number with the Israeli Registrar of Companies is 51-425981-1. Our purpose as set forth in our amended articles of association is to engage in any lawful activity.

Voting Rights

All Ordinary Shares have identical voting and other rights in all respects.

Transfer of Shares

Our fully paid Ordinary Shares are issued in registered form and may be freely transferred under our amended articles of association, unless the transfer is restricted or prohibited by another instrument, applicable law or the rules of a stock exchange on which the shares are listed for trade. The Ordinary Shares in this offering are non-assessable (except as such non-assessability may be affected by Section 181 of the Israeli Companies Law and by Articles 14 and 16 of our amended articles of association). Our board of directors has undertaken that it will not seek to make calls on or forfeit the shares offered hereby at any time if the nominal amount per share has not been paid. We also have undertaken to include on the agenda for our next annual general meeting of shareholders a proposal to amend our amended articles of association to re-designate the Ordinary Shares as no-par value shares, subject to applicable law and shareholder approval. The ownership or voting of our Ordinary Shares by non-residents of Israel is not restricted in any way by our amended articles of association or the laws of the State of Israel, except for ownership by nationals of some countries that are, or have been, in a state of war with Israel, according to applicable Israeli law’s requirements.

Our board of directors may, to the extent it deems necessary in its discretion, close the register of shareholders of registration of transfers of shares for a period determined by the Board of Directors, and no registrations of transfers of shares shall be made by us during any such period during which the register of shareholders is so closed. We shall notify shareholders with respect to such suspension of registration in such manner as shall be determined by our Board of Directors.

Election of Directors

Under our amended articles of association, our board of directors must consist of not less than four but no more than eleven directors, including (if any) external directors (within the meaning of the Israeli Companies Law, 1999, or the “Israeli Companies Law”). Pursuant to our amended articles of association, each of our directors will be appointed by a simple majority vote of holders of our voting shares, participating and voting at an annual general meeting of our shareholders (subject to the special approval requirements under the Israeli Companies Law for the election of external directors, if any). Our Ordinary Shares do not have cumulative voting rights for the election of directors.

Each director (other than external directors, if any) will hold office until the next annual general meeting following the annual general meeting at which they were elected and until his or her successor is elected and qualified, or until the occurrence of certain events, in accordance with the Israeli Companies Law and our amended articles of association, including his or her earlier resignation, death or removal by a vote of the majority of the voting power of our shareholders at a general meeting or until his or her office expires by operation of law. In addition, our amended articles of association allow our board of directors to appoint directors (other than external directors) to fill vacancies on the board of directors to serve for a term of office equal to the remaining period of the term of office of the directors(s) whose office(s) have been vacated.

Dividend and Liquidation Rights

We may declare a dividend to be paid to the holders of our Ordinary Shares in proportion to their respective shareholdings. Under the Israeli Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our amended articles of association do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by our board of directors.

Pursuant to the Israeli Companies Law, we may declare and pay dividends only if, upon the determination of our board of directors, there is no reasonable concern that the distribution will prevent us from being able to meet the terms of our existing and foreseeable obligations as they become due. Under the Israeli Companies Law, the distribution amount is further limited to the greater of retained earnings or earnings generated over the two most recent years legally available for distribution according to our then last reviewed or audited financial statements (less the amount of previously distributed dividends, if not reduced from the earnings), provided that the date of the financial statements is not more than six months prior to the date of distribution. In the event that we do not have retained earnings or earnings generated over the two most recent years legally available for distribution, we must seek the approval of the court in order to distribute a dividend. The court may approve our request if it is convinced that there is no reasonable concern that the payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our Ordinary Shares in proportion to the nominal value of their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Exchange Controls

There are currently no Israeli currency control restrictions on remittances of dividends on our Ordinary Shares, proceeds from the sale of the shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that are, or have been, in a state of war with Israel.

Shareholder Meetings

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year that must be held no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to in our amended articles of association as special general meetings. Our board of directors may call special general meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Israeli Companies Law provides that our board of directors is required to convene a special general meeting upon the written request of (i) any two of our directors or one-quarter of the serving members of our board of directors; or (ii) one or more shareholders holding, in the aggregate, either (a) 5% or more of our outstanding shares and 1% of our outstanding voting power or (b) 5% or more of our outstanding voting power.

Furthermore, the Israeli Companies Law requires that resolutions regarding the following matters be approved by our shareholders at a general meeting:

●	amendments to our articles of association;

●	appointment, terms of service and termination of service of our auditors;

●	appointment of external directors;

●	approval of certain related party transactions;

●	increases or reductions of our authorized share capital;

●	mergers; and

●	the exercise of our board of directors’ powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is essential for our proper management.

Subject to the provisions of the Israeli Companies Law and regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which, as a company listed on an exchange outside Israel, may be between four and 40 days prior to the date of the meeting.

The Israeli Companies Law requires that a notice of any annual general meeting or special general meeting be provided to shareholders at least 21 days prior to the meeting and if the agenda of the meeting includes, among other things, the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, an approval of a merger or the approval of the compensation policy, notice must be provided at least 35 days prior to the meeting.

Under the Israeli Companies Law, our shareholders are not permitted to take action via written consent in lieu of a meeting.

Voting rights

Quorum Requirements

Pursuant to our amended articles of association, holders of our Ordinary Shares have one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting. The quorum required for general meetings of our shareholders is at least two shareholders present in person, by proxy or written ballot, who hold or represent between them at least 25% of the total outstanding voting rights (or if a higher percentage is required by law, such higher percentage), within half an hour of the time fixed for the commencement of the meeting. A meeting adjourned for lack of a quorum is adjourned either to the same day in the following week at the same time and place or to such day, time and place as specified in the notice of the meeting or to such day, time and place as the chairman of the general meeting shall determine. At the reconvened meeting, at least two shareholders present in person or by proxy shall constitute a lawful quorum, unless the meeting of shareholders was convened at the demand of shareholders, in which case, the quorum shall be the presence of one or more shareholders holding at least 5% of our issued share capital and at least one percent of the voting power of our shares, or one or more shareholders with at least 5% of the voting power of our shares.

Vote Requirements

Our amended articles of association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by the Israeli Companies Law or by our amended articles of association. Under the Israeli Companies Law, certain actions require a special majority, including: (i) approval of an extraordinary transaction with a controlling shareholder or in which the controlling shareholder has a personal interest and the terms of employment or other engagement of the controlling shareholder or a relative of the controlling shareholder (even if not extraordinary), requiring the approval described in Item 6C “Directors, Senior Management and Employees — Board Practices — Approval of Related Party Transactions under Israeli Law — Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions” in the Annual Report on Form 20-F; (ii) approval of a compensation policy, requiring the approval described in Item 6C “Directors, Senior Management and Employees — Board Practices — Compensation Committee and Compensation Policy” in the Annual Report on Form 20-F; and (iii) approval of executive officer compensation inconsistent with our office holder compensation policy or the compensation of our chief executive officer (subject to limited exceptions), requiring the approval described in Item 6C “Directors, Senior Management and Employees — Board Practices — Approval of Related Party Transactions under Israeli Law — Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions” in the Annual Report on Form 20-F.

In addition, under the Israeli Companies Law the appointment of external directors requires the approval of a majority vote of the shares present and voting on the matter, provided that either: (i) such majority includes a majority of the shares held by all shareholders who are non-controlling shareholders and shareholders who do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions; or (ii) the total number of shares held by shareholders who are non-controlling shareholders and shareholders who do not have a personal interest in the election of the external director (other than a personal interest not derived from a relationship with a controlling shareholder) voted against the election of the external director does not exceed 2% of the aggregate voting rights in the company.

Furthermore, under the Israeli Companies Law the authorization of the chairman of the board to assume the role or responsibilities of the chief executive officer, or the authorization of the chief executive officer or his or her relative thereof to assume the role or responsibilities of the chairman of the board, for periods of no longer than three years each, is subject to receipt of the approval of a majority of the shares voting on the matter, provided that either (i) included in such majority are at least two-thirds of the shares of shareholders who are non-controlling shareholders and shareholders who do not have a personal interest in the resolution that are voted at the meeting on the matter (excluding any abstentions); or (ii) the total number of shares of shareholders specified in clause (i) who voted against the resolution does not exceed 2% of the voting rights in the company.

Another exception to the simple majority vote requirement is a resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, of the company pursuant to Section 350 of the Israeli Companies Law, which requires the approval of holders of 75% of the voting rights represented at the meeting and voting on the resolution.

Access to Corporate Records

Under the Israeli Companies Law, shareholders are provided access to: minutes of the general meetings of our shareholders; our shareholders register and principal shareholders register, articles of association and financial statements; and any document that we are required by law to file publicly with the Israeli Companies Registrar or the Israel Securities Authority. In addition, shareholders may request to be provided with any document in the company’s possession related to an action or transaction requiring shareholder approval under the related party transaction provisions of the Israeli Companies Law. We may deny this request if we believe it has not been made in good faith or if such denial is necessary to protect our interest or protect a trade secret or patent.

Modification of Class Rights

Under the Israeli Companies Law and our amended articles of association, the rights attached to any class of shares, such as voting, liquidation and dividend rights, may be modified or cancelled by adoption of a resolution by the holders of a majority of all shares as one class, without any required separate resolution of any class of shares, or otherwise in accordance with the rights attached to such class of shares, as set forth in our amended articles of association.

Acquisitions under Israeli Law

Full Tender Offer

A person wishing to acquire shares of an Israeli public company, and who would as a result hold over 90% of the target company’s voting rights or issued and outstanding share capital or a certain class of shares of the company, is required by the Israeli Companies Law to make a tender offer to all of the company’s shareholders (or all of the shareholders who hold shares of the relevant class , if applicable) for the purchase of all of the issued and outstanding shares of the company (or all of the issued and outstanding shares of that class, if applicable). If the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a tender offer will also be accepted if the shareholders who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of shares.

Upon a successful completion of such a full tender offer, any shareholder that was an offeree in such tender offer, whether such shareholder accepted the tender offer or not, may, within six months from the date of acceptance of the tender offer, petition an Israeli court to determine whether the tender offer was for less than fair value and that the fair value should be paid as determined by the court. However, under certain conditions, the offeror may include in the terms of the tender offer that an offeree who accepted the offer will not be entitled to petition the Israeli court as described above.

If (a) the shareholders who did not respond or accept the tender offer hold at least 5% of the issued and outstanding share capital of the company, or of the applicable class, and/or the shareholders who accept the offer constitute less than a majority of the offerees that do not have a personal interest in the acceptance of the tender offer, or (b) the shareholders who did not accept the tender offer hold 2% or more of the issued and outstanding share capital of the company (or of the applicable class), the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

Special Tender Offer

The Israeli Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company, if there is no other shareholder that holds 25% or more of the voting rights in the company, subject to exceptions. Similarly, the Israeli Companies Law provides that an acquisition of shares in an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company, subject to certain exceptions. No tender offer is required if the acquisition of shares: (i) occurs in the context of a private placement, that was approved by the company’s shareholders and whose purpose is to give the acquirer at least 25% of the voting rights in the company if there is no person who holds 25% or more of the voting rights in the company, or as a private placement whose purpose is to give the acquirer 45% of the voting rights in the company, if there is no person who holds 45% of the voting rights in the company; (ii) was from a holder of 25% or more of the voting rights in the company following which the purchaser will hold 25% or more of the voting rights in the company; or (iii) was from a holder of more than 45% of the voting rights in the company following which the purchaser will hold more than 45% of the voting rights in the company.

A special tender offer must be extended to all shareholders of a company (but the offeror is not required to purchase shares representing more than 5% of the voting power attached to the company’s outstanding shares, regardless of how many shares are tendered by shareholders). A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror; and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding the purchaser, its controlling shareholders, holders of 25% or more of the voting rights in the company or any person having a personal interest in the acceptance of the tender offer, or anyone on their behalf, including any such person’s relatives and entities under their control). If a special tender offer is accepted, then the purchaser or any person or entity controlling it, at the time of the offer, and any person or entity under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Merger

The Israeli Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Israeli Companies Law are met, by a majority vote of each party’s shares, and, in the case of the target company, a majority vote of each class of its shares, voted on the proposed merger at a shareholders meeting. The board of directors of a merging company may not approve the merger if it determines that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the merging entities.

For purposes of the shareholder vote of a merging company whose shares are held by the other merging company or a person or entity holding 25% or more of any of the means of control of the other merging entity, unless a court rules otherwise, the merger will not be deemed approved if a majority of the votes of shares voting on the matter at the shareholders meeting (excluding abstentions) that are held by parties other than the other party to the merger, or by any other person or entity who holds 25% or more of the voting rights or the right to appoint 25% or more of the directors of the other party, or anyone on their behalf including their relatives or corporations controlled by any of them, vote against the merger. If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same Special Majority approval that governs all extraordinary transactions with controlling shareholders (as described in Item 6C “Directors, Senior Management and Employees — Board Practices — Approval of Related Party Transactions under Israeli Law — Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions” in the Annual Report on Form 20-F).

If the transaction would have been approved by the shareholders of a merging company but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the valuation of the merging companies and the consideration offered to the shareholders.

Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the merging entities and may further give instructions to secure the rights of creditors.

In addition, a merger may not be consummated unless at least 50 days have passed from the date on which a proposal for approval of the merger was filed by each party with the Israeli Registrar of Companies and at least 30 days have passed from the date on which the merger was approved by the shareholders of each party.

Anti-Takeover Measures under Israeli Law

The Israeli Companies Law allows us to create and issue shares having rights different from those attached to our Ordinary Shares, including shares providing certain preferred rights with respect to voting, distributions or other matters and shares having preemptive rights. No preferred shares are currently authorized under our amended articles of association. In the future, if we do authorize, create and issue a specific class of preferred shares, such class of shares, depending on the specific rights that may be attached to it, may have the ability to frustrate or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their Ordinary Shares. The authorization and designation of a class of preferred shares will require an amendment to our amended articles of association, which requires the prior approval of the holders of a majority of the voting power attached to our issued and outstanding shares at a general meeting. The convening of the meeting, the shareholders entitled to participate, and the majority vote required to be obtained at such a meeting will be subject to the requirements set forth in the Israeli Companies Law and our amended articles of association as described above in “— Voting Rights.”

Borrowing Powers

Pursuant to the Israeli Companies Law and our amended articles of association, our board of directors may exercise all powers and take all actions that are not required under law or under our amended articles of association to be exercised or taken by our shareholders, including the power to borrow money for company purposes.

Changes in Capital

Our amended articles of association enable us to increase or reduce our share capital. Any such changes are subject to the provisions of the Israeli Companies Law and must be approved by a resolution duly passed by our shareholders at a general meeting by voting on such change in the capital. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings or profits, require the approval of both our board of directors and an Israeli court.

TAXATION

The following description is not intended to constitute a complete analysis of all tax consequences relating to our Ordinary Shares.  You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

U.S. Federal Income Taxation

The following are certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of our Ordinary Shares.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our Ordinary Shares that is for U.S. federal income tax purposes:

●	an individual citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) are authorized to control all substantial decisions of the trust; or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a “United States person” (within the meaning of Section 7701(a)(30) of the Code).

A beneficial owner of our Ordinary Shares that is described above is referred to herein as a “U.S. Holder.”  If a beneficial owner of our Ordinary Shares is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.”  The material U.S. federal income tax consequences of the acquisition, ownership and disposition of our Ordinary Shares applicable specifically to Non-U.S. Holders are described below under the heading “Non-U.S. Holders.”

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, U.S. Treasury regulations promulgated thereunder, the United States-Israel Tax Treaty, or the Treaty, published rulings and court decisions, all as currently in effect.  These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances.  In particular, this discussion considers only holders that own and hold our Ordinary Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment), and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including, but not limited to:

●	financial institutions or financial services entities;

●	broker-dealers;

●	persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

●	tax-exempt entities;

●	governments or agencies or instrumentalities thereof;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	certain expatriates or former long-term residents of the United States;

●	persons that directly, indirectly or constructively own 5% or more of our shares (by vote or value);

●	persons that acquired our Ordinary Shares pursuant to an exercise of employee options, in connection with employee incentive plans or otherwise as compensation;

●	persons that hold our Ordinary Shares as part of a straddle, constructive sale, hedging, conversion or other integrated transaction;

●	persons whose functional currency is not the U.S. dollar;

●	PFICs; or

●	controlled foreign corporations.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws or, except as discussed herein, any tax reporting obligations applicable to a holder of our Ordinary Shares.  Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our Ordinary Shares through such entities.  If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our Ordinary Shares, the U.S. federal income tax treatment of such entity or arrangement treated as a partnership and each person treated as a partner thereof generally will depend on the status and activities of the person and entity.  This discussion also assumes that any distribution made (or deemed made) to a holder in respect of our Ordinary Shares and any consideration received (or deemed received) by a holder in connection with the sale or other disposition of our Ordinary Shares will be in U.S. dollars.  In addition, this discussion also assumes that we will be and have been treated as a foreign corporation for U.S. federal income tax purposes.  There is a risk that we could be treated as a domestic (U.S.) corporation for U.S. federal income tax purposes by reason of the transactions related to our acquisition of all of the business operations and substantially all of the assets of Check-Cap LLC on May 31, 2009.

We have not sought, and will not seek, a ruling from the Internal Revenue Service (the “IRS”) or an opinion of counsel as to any U.S. federal income tax consequence described herein.  The IRS may disagree with the description herein, and its determination may be upheld by a court.  Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

EACH HOLDER OF OUR ORDINARY SHARES IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATIES.

U.S. Holders

Taxation of Cash Distributions

Subject to the passive foreign investment company (“PFIC”) rules discussed below, a U.S. Holder generally will be required to include in gross income as ordinary income the amount of any cash dividend paid in respect of our Ordinary Shares.  A cash distribution on our Ordinary Shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes).  Such dividend generally will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.  The portion of such cash distribution, if any, in excess of such earnings and profits will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in the ordinary shares.  Any remaining excess generally will be treated as gain from the sale or other taxable disposition of such ordinary shares.

With respect to non-corporate U.S. Holders, any such cash dividends may be subject to U.S. federal income tax at the lower applicable regular long term capital gains tax rate (see “— Taxation on the Disposition of Ordinary Shares” below) provided that (a) our Ordinary Shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of the Convention between the Government of the United States of America and the Government of Israel with respect to Taxes on Income, as amended, or the United States-Israel Tax Treaty, (b) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (c) certain holding period requirements are met.  Therefore, if our Ordinary Shares are not readily tradable on an established securities market, and we are not eligible for the benefits of the United States-Israel Tax Treaty, then cash dividends paid by us to non-corporate U.S. Holders with respect to such ordinary shares will not be subject to U.S. federal income tax at the lower regular long term capital gains tax rate.  Under published IRS authority, shares are considered for purposes of clause (a) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include Nasdaq.  Although our Ordinary Shares are currently listed and traded on Nasdaq, U.S. Holders nevertheless should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid with respect to our Ordinary Shares.

Dividends paid to a U.S. Holder with respect to our Ordinary Shares generally will be foreign source income, which may be relevant in calculating such U.S. Holder’s foreign tax credit limitations.  Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from such U.S. Holder’s taxable income or credited against such U.S. Holder’s U.S. federal income tax liability.  The election to deduct, rather than credit, foreign taxes, is made on a year-by-year basis and applies to all foreign taxes paid by a U.S. Holder or withheld from a U.S. Holder that year. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income.  For this purpose, dividends that we distribute generally should constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” A foreign tax credit for foreign taxes imposed on distributions may be denied if a U.S. Holder does not satisfy certain minimum holding period requirements.  The rules relating to the determination of the foreign tax credit are complex, and U.S. Holders should consult their tax advisors to determine whether and to what extent they will be entitled to this credit.

Taxation on the Disposition of Ordinary Shares

Upon a sale or other taxable disposition of our Ordinary Shares, and subject to the PFIC rules discussed below, a U.S. Holder generally will recognize U.S. source capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the securities.

The regular U.S. federal income tax rate on capital gains recognized by U.S. Holders generally is the same as the regular U.S. federal income tax rate on ordinary income, except that long term capital gains recognized by non-corporate U.S. Holders generally are subject to U.S. federal income tax at a maximum regular rate of 20%.  Capital gain or loss will constitute long term capital gain or loss if the U.S. Holder’s holding period for the securities exceeds one year.  The deductibility of capital losses is subject to various limitations.  Any such gain or loss that a U.S. Holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

If an Israeli capital gains tax applies to any gains from the disposition of our Ordinary Shares by a U.S. Holder, such tax may be treated as a foreign tax eligible for a deduction from such holder’s U.S. federal taxable income or a foreign tax credit against such holder’s U.S. federal income tax liability (subject to certain conditions and limitations).  In addition, if such Israeli tax applies to any such gain, a U.S. Holder may be entitled to certain benefits under the United States-Israel Tax Treaty, if such holder is considered a resident of the United States for purposes of, and otherwise meets the requirements of, the United States-Israel Tax Treaty.  U.S. Holders should consult their own tax advisors regarding the deduction or credit for any such Israeli tax and their eligibility for the benefits of the United States-Israel Tax Treaty.

Additional Taxes

U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally may be subject to a 3.8% Medicare contribution tax on unearned income, including, without limitation, dividends on, and gains from the sale or other taxable disposition of, our Ordinary Shares, subject to certain limitations and exceptions.  U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our Ordinary Shares.

Passive Foreign Investment Company Rules

A foreign (i.e., non-U.S.) corporation will be a PFIC if either (a) at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income, or (b) at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income.  Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

We believe that we were a PFIC for the taxable year ended December 31, 2025 and may be a PFIC for the taxable year ending December 31, 2026. Our actual PFIC status for our current taxable year or any subsequent taxable year is uncertain and will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our taxable year ending December 31, 2026 or any subsequent taxable year.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our Ordinary Shares, and the U.S. Holder did not make a timely “qualified electing fund” (“QEF”) election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) the Ordinary Shares, a purging election, a QEF election along with a purging election, or a mark-to-market election, each as described below, such holder generally will be subject to special rules for regular U.S. federal income tax purposes with respect to:

●	any gain recognized by the U.S. Holder on the sale or other disposition of its ordinary shares; and

●	any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the ordinary shares).

Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;

●	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we qualified as a PFIC will be taxed as ordinary income;

●	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest ordinary tax rate in effect for that year and applicable to the U.S. Holder; and

●	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

Although a determination as to our PFIC status is made annually, an initial determination that we are a PFIC generally will apply for subsequent years to a U.S. Holder that held (or was deemed to hold) our Ordinary Shares while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years.  If we are determined to be a PFIC in any taxable year, and then cease to meet the test for PFIC status in a subsequent taxable year, a U.S. Holder may be able to make a purging election to eliminate this continuing PFIC status with respect to its ordinary shares in certain circumstances.  A purging election generally creates a deemed sale of such ordinary shares at their fair market value on the last day of our tax year during which we qualified as a PFIC (or, in the case of a purging election made in connection with a QEF election, the first day of our taxable year in which qualify as a QEF with respect to such U.S. Holder).  Any gain recognized by the purging election generally will be treated as an excess distribution subject to the special tax and interest charge rules described above.  As a result of the purging election, the U.S. Holder generally will increase the adjusted tax basis in its ordinary shares by the amount of gain recognized and will also have a new holding period in its ordinary shares for purposes of the PFIC rules.

In general, if we are determined to be a PFIC, a U.S. Holder may also avoid the PFIC tax consequences described above with respect to the ordinary shares by making a timely QEF election (or a QEF election along with a purging election).  Pursuant to the QEF election, a U.S. Holder generally will be required to include in income its pro rata share of our net capital gains (as long term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends if we are treated as a PFIC for that taxable year (or portion thereof).  However, a U.S. Holder may make a QEF election only if we agree to provide certain tax information to such holder annually.  At this time, we do not intend to provide U.S. Holders with such information as may be required to make a QEF election effective.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns ordinary shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such ordinary shares for such taxable year.  If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) the ordinary shares and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above with respect to its ordinary shares as long as such shares continue to be treated as marketable stock.  Instead, in general, the U.S. Holder will include as ordinary income for each year that we are treated as a PFIC the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over the adjusted tax basis in its ordinary shares.  These amounts of ordinary income would not be eligible for the favorable tax rate applicable to qualified dividend income or long-term capital gains. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of the adjusted tax basis of its ordinary shares over the fair market value of its ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election).  The U.S. Holder’s adjusted tax basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ordinary shares in a taxable year in which we are treated as a PFIC generally will be treated as ordinary income.  Special tax rules may also apply if a U.S. Holder makes a mark-to-market election for a taxable year after the first taxable year in which the U.S. Holder holds (or is deemed to hold) our Ordinary Shares and for which we are determined to be a PFIC.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the U.S. Securities and Exchange Commission, including the Nasdaq Capital Market, or on a foreign exchange or market that is regulated or supervised by a governmental authority of the country in which the exchange or market is located and which (A) meets certain requirements, that are enforced by law, relating to trading volume, listing, financial disclosure, surveillance and other requirements that are designed to (i) prevent fraudulent and manipulative acts and practices, (ii) remove impediments to and perfect the mechanism of a free and open, fair and orderly, market and (iii) protect investors and (B) has rules that effectively promote the active trading of listed stock.  Although our Ordinary Shares are currently listed and traded on the Nasdaq Capital Market, U.S. Holders nevertheless should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to our Ordinary Shares under their particular circumstances.

If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, a U.S. Holder of our Ordinary Shares may be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, or the U.S. Holder were otherwise deemed to have disposed of an interest in, the lower-tier PFIC.  If we are a PFIC, similar rules may apply (and may apply successively) to lower-tier PFIC shares held by us through partnerships or through options so as to attribute such lower-tier PFIC shares to U.S. Holders. Upon written request we may endeavor to cause any lower-tier PFIC to provide to a U.S. Holder the information that may be required to make or maintain a QEF election with respect to the lower-tier PFIC. There can be no assurance that we will have timely knowledge of the status of any such lower-tier PFIC. In addition, we may not hold a controlling interest in any such lower-tier PFIC and thus there can be no assurance we will be able to cause the lower-tier PFIC to provide such required information. A mark-to-market election generally would not be available with respect to such a lower-tier PFIC.  U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) ordinary shares in a PFIC during any taxable year of the U.S. Holder may have to file an IRS Form 8621 (whether or not a QEF or mark-to-market election is or has been made) with such U.S. Holder’s U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department. Failure to file IRS Form 8621 for each applicable taxable year may result in substantial penalties and the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related taxable year may not close until three years after the date on which the required information is filed.

The rules dealing with PFICs and purging and mark-to-market elections are very complex and are affected by various factors in addition to those described above.  Accordingly, U.S. Holders of our Ordinary Shares should consult their own tax advisors concerning the application of the PFIC rules to our Ordinary Shares under their particular circumstances.

Non-U.S. Holders

Cash dividends paid or deemed paid to a Non-U.S. Holder with respect to our Ordinary Shares generally will not be subject to U.S. federal income tax unless such dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such Non-U.S. Holder maintains or maintained in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other taxable disposition of our Ordinary Shares unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale or other disposition and certain other conditions are met (in which case, such gain from U.S. sources generally is subject to U.S. federal income tax at a 30% rate or a lower applicable tax treaty rate).

Dividends (including constructive distributions treated as dividends) and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) generally will be subject to regular U.S. federal income tax at the same regular U.S. federal income tax rates as applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes should apply to distributions made on our Ordinary Shares within the United States to a U.S. Holder (other than an exempt recipient) and to the proceeds from sales and other dispositions of our Ordinary Shares by a U.S. Holder (other than an exempt recipient) to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances.  In addition, certain information concerning a U.S. Holder’s adjusted tax basis in its ordinary shares and adjustments to that tax basis and whether any gain or loss with respect to such ordinary shares is long term or short term also may be required to be reported to the IRS, and certain holders may be required to file an IRS Form 8938 (Statement of Specified Foreign Financial Assets) to report their interest in our Ordinary Shares.

Moreover, backup withholding of U.S. federal income tax, currently at a rate of 24%, generally will apply to dividends paid on our Ordinary Shares to a U.S. Holder (other than an exempt recipient) and the proceeds from sales and other dispositions of our Ordinary Shares by a U.S. Holder (other than an exempt recipient), in each case who:

●	fails to provide an accurate taxpayer identification number;

●	is notified by the IRS that backup withholding is required; or

●	in certain circumstances, fails to comply with applicable certification requirements.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS.

Holders are urged to consult their own tax advisors regarding information reporting, the application of backup withholding and the availability of and procedures for obtaining an exemption from backup withholding in their particular circumstances.

Israeli Tax Considerations and Government Programs

The following is a brief summary of the material Israeli tax laws applicable to us and certain Israeli Government programs that benefit us. This section also contains a discussion of material Israeli tax consequences concerning the ownership and disposition of our securities purchased in this offering by investors who are non-Israeli residents.  This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law.  Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion.  Because parts of this discussion are based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion.  The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below.

The following description is not intended to constitute a complete analysis of all Israeli tax consequences relating to the ownership and disposition of our securities.  You should consult your own tax advisor concerning any tax consequences that may arise under Israeli law.

General Corporate Tax Structure in Israel

Israeli resident companies are subject to corporate tax on their worldwide taxable income, while non-Israeli resident companies are taxed only on Israeli-source income. Corporate tax is fixed at a flat rate of 23% (effective as of January 1, 2018 and still in effect as of March 10, 2026) of a company’s taxable income.  However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Benefited Enterprise, a Preferred Enterprise or a Preferred Technological Enterprise (as discussed below) may be considerably less.  Capital gains derived by an Israeli resident company are subject to tax at the prevailing corporate tax rate.

Recent legislation also introduced minimum-tax style rules for certain multinational groups beginning in 2026; whether any such rules are relevant is highly fact-dependent (group revenue thresholds, consolidation perimeter, and specific statutory conditions). The relevance of such legislation to the Company is currently being examined.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.” The Industry Encouragement Law defines an “Industrial Company” as a company resident in Israel, of which 90% or more of its income in any tax year, other than income from defense loans, is derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area” (as such term is defined under Section 3A of the Israeli Income Tax Ordinance (New Version), 5721-1961, referred to as the Ordinance).  An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

The following corporate tax benefits, among others, are available to Industrial Companies:

●	amortization over an eight-year period of the cost of purchased know-how and patents and rights to use a patent and know-how which are used for the development or advancement of the Industrial Enterprise, commencing the tax year in which the company started to use such know-how/ patent;

●	under limited conditions, an election to file consolidated tax returns with related Israeli Industrial Companies; and

●	expenses related to a public offering are deductible in equal amounts over three years commencing on the year of the offering.

Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.  We believe that we may qualify as an “Industrial Company” within the meaning of the Industry Encouragement Law; however, there can be no assurance that we will qualify as an Industrial Company or that the benefits described above will be available in the future.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, was originally enacted in order to provide certain incentives for capital investments in production facilities (or other eligible assets).

The Investment Law has been amended several times in recent years, primarily: Amendment 60, effective as of April 1, 2005, referred to as the 2005 Amendment; Amendment 68, effective as of January 1, 2011, referred to as the 2011 Amendment; Amendment 71, effective as of January 1, 2014, referred to as the 2014 Amendment; and Amendment 73, effective as of January 1, 2017, referred to as the 2017 Amendment; and Amendment 74, effective as of August 15, 2021, referred to as the 2021 Amendment.  Pursuant to the foregoing amendments, generally tax benefits that were granted in accordance with the provisions of the Investment Law prior to each such amendment remain in force; however, any benefits granted subsequent to the respective amendment are subject to the provisions of the Investment Law as amended.

Tax Benefits Prior to the 2005 Amendment

Prior to the 2005 Amendment, a capital investment in eligible production facilities (or other eligible assets) could, upon application to the Investment Center of the Israeli Ministry of Economy (formerly named the Ministry of Industry, Trade and Labor), be designated as an “Approved Enterprise” and accordingly, entitled to certain tax benefits under the Investment Law.  Each certificate of approval for an Approved Enterprise relates to a specific investment program in the Approved Enterprise, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset.  We do not have any Approved Enterprises.

Tax Benefits Subsequent to the 2005 Amendment

Pursuant to the 2005 Amendment, a company whose facilities meet certain criteria set forth in the 2005 Amendment may claim certain tax benefits offered by the Investment Law (as further described below) directly in its tax returns, without the need to obtain prior approval.  In order to receive the tax benefits, a company must make an investment which meets all of the conditions, including exceeding a minimum entitling investment amount, set forth in the Investment Law.  Such investment allows a company to receive “Benefited Enterprise” status, and may be made over a period of no more than three years ending at the end of the year in which the company chose to have the tax benefits apply to its Benefited Enterprise, referred to as the “Year of Election.”

The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Benefited Enterprise depends on, among other things, the geographic location in Israel of the Benefited Enterprise.  The location will also determine the period for which tax benefits are available.  Under the “Exemption Track” the tax benefits include an exemption from corporate tax on undistributed income generated by the Benefited Enterprise for a period of two to ten years, depending on the geographic location of the Benefited Enterprise in Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year.  The benefits period is for a duration of seven or ten years, depending on the location of the Benefited Enterprise, from the later of the first year in which the company generated taxable income from its Benefited Enterprise and the Year of Election, but in any event not more than 12 or 14 years from the Year of Election, depending on the location of the Benefited Enterprise.  A company qualifying for tax benefits under the Exemption Track which pays a dividend (as well as a deemed dividend, such as investments in foreign resident subsidiaries, granting loans to related parties, repurchases of shares, acquisitions of securities/shares, capital reductions and additional events which reflect the transfer of funds out of the Benefited Enterprise activity) out of income derived during the tax exemption period by its Benefited Enterprise will be subject to corporate tax in respect of the amount of the dividend (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate which would have otherwise been applicable.  Dividends paid out of income attributed to a Benefited Enterprise are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty. Applying reduced tax rates in accordance with a certain tax treaty is subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate.

The benefits available to a Benefited Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations.  If a company does not meet these conditions, it may be required to refund the amount of tax benefits, as adjusted by the Israeli consumer price index, plus interest, or other monetary penalties.

We currently have one Benefited Enterprise program under the Investment Law, which, we believe, entitles us to certain tax benefits with respect to income to be derived from our Benefited Enterprise. We chose 2010 as the Year of Election.  We believe that we are located in the Zone A specified development zone and therefore, believe we were entitled to a 10-year benefit period, during which taxable income from our Benefited Enterprise program (once generated) would be tax exempt.  Commencing with the year we first earn taxable income relating to such enterprise, subject to a 14-year limitation from the Year of Election. Therefore, this tax benefit period ended in 2023 (14 years from 2010).

Tax Benefits under the 2011 Amendment and the 2014 Amendment

The 2011 Amendment cancelled the availability of the benefits granted to companies under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011.  The definition of a Preferred Company includes a company incorporated in Israel that is not wholly-owned by a governmental entity, and that, among other things, owns a Preferred Enterprise and is controlled and managed from Israel.  Under the 2014 Amendment, effective as of January 1, 2014, a Preferred Company is entitled to a reduced corporate tax rate of 16% with respect to its  income derived by its Preferred Enterprise in 2014 and thereafter, unless the Preferred Enterprise is located in a specified development zone (referred to as “Zone A”), in which case the rate was 9% for the tax years 2014-2016 and, pursuant to the 2017 Amendment (as discussed below), 7.5% from 2017 and thereafter.  We believe our facilities are located in the Zone A specified development zone.

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty.  However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply).

The 2011 Amendment also provided transitional provisions to address companies already enjoying existing tax benefits under the Investment Law.  These transitional provisions provide, among other things, that unless an irrevocable request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011, a Benefited Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met.

We examined the possible effect, if any, of the provisions of the 2011 Amendment on our financial statements and decided not to apply the new benefits under the 2011 Amendment.

Tax Benefits under the 2017 Amendment

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016 and became effective as of January 1, 2017. The 2017 Amendment provides new tax benefits for two types of “Technological Enterprises”, as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The 2017 Amendment provides two new tax incentive tracks – the “Preferred Technological Enterprise” track and “Special Preferred Technological Enterprise” track (as such terms are defined in the Investment Law).  The benefits available to a Preferred Technological Enterprise or Special Preferred Technological Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law.

A Preferred Technological Enterprise is entitled (among other things) to a reduced corporate tax rate of 12% with respect to its income which qualifies as “Preferred Technology Income”, as defined in the Investment Law, unless the Preferred Technological Enterprise is located in a specified development zone (referred to as “Zone A”), in which case the rate will be 7.5%.  A Special Preferred Technological Enterprises is entitled to a reduced corporate tax rate of 6% with respect to its Preferred Technology Income, regardless of the company’s geographic location within Israel.

Our company does not qualify as a Preferred Technological Enterprise or Special Preferred Technological Enterprise, within the meanings of the Investment Law.

The termination or substantial reduction of any of the benefits available under the Investment Law could materially increase our future tax liabilities.

Tax Benefits under the 2021 Amendment

The 2021 Amendment introduced a new dividend distribution ordering rule to cause the distribution of earnings. The 2021 Amendment materially changed the way distributions are treated for Israeli companies that have any amounts of income that were exempt (or subject to reduced company tax) under the Investment Law for which the “company-level tax” was not fully paid at the time the earnings were generated. In general, for “distribution actions” performed on or after August 15, 2021, a company that has such “exempt income” must attribute a pro-rata portion of any distribution action to such exempt income, based on the ratio of (i) the company’s “accumulated exempt income” to (ii) its “accumulated profits,” as defined for this purpose.

For the portion of the distribution that is attributed to such exempt income, the company is generally required to pay company tax (often described in practice as a “clawback” or “top-up” of company tax that had not previously been paid) at rates prescribed by the Investment Law and the implementing guidance. This can apply even if the company’s intent is to distribute only “taxed” earnings, and the technical trigger is tied to the existence of remaining exempt earnings.

In addition, a temporary order enacted in connection with the 2021 Amendment provided a time-limited mechanism (generally during the period November 15, 2021 through November 14, 2022) to “release” certain accumulated exempt earnings that had accrued through December 31, 2020, through payment of reduced company tax, subject to conditions. The temporary order has expired, but the pro-rata attribution mechanism for post-August 15, 2021 distributions continues to apply.

Law for the Encouragement of Knowledge-Intensive Industry (Temporary Order) 2023 (“Angels Law”)

In July 2023, Israel enacted the Law for the Encouragement of Knowledge-Intensive Industry (Temporary Order), 2023, commonly referred to as the “Angels Law”. The law is a temporary order whose effective period runs from its commencement through December 31, 2026.

The Angels Law includes several tax incentive mechanisms intended to encourage investments in early-stage R&D companies and certain knowledge-intensive industry transactions; eligibility is condition-based and generally requires satisfaction of statutory definitions (including qualifying “R&D company” conditions), compliance with reporting requirements, and other limitations set out in the law and implementing guidance.

The Israel Tax Authority has issued an implementation circular that provides a professional framework and operational guidance for applying certain Angels Law incentives, including definitions, reporting and forms, and illustrative approaches to implementation. Whether any Angels Law incentive is relevant for our company or its investors depends on company-specific facts and the specific incentive track relied upon.

We will evaluate the applicability of the benefits under this temporary legislation to our operations, as relevant.

The Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly known as the Encouragement of Industrial Research and Development Law, 5744-1984)

Under the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly known as the Encouragement of Industrial Research and Development Law, 5744-1984), referred to as the Innovation Law, research and development programs which meet specified criteria and are approved by the Israel Innovation Authority (“IIA”) of the Ministry of Economy and Industry (formerly the Office of the Chief Scientist of the Ministry of Economy and Industry) are eligible for grants.

Under the Innovation Law as currently in effect, the grants awarded are typically up to 50% of the project’s approved expenditures. The grantee is required to pay royalties to the State of Israel from the sale of products (and associated services) developed using IIA funding. Regulations under the Innovation Law, as currently in effect, generally provide for the payment of royalties of 3% or 5%, with the applicable rate and any increases depending on the specific program terms (and at an increased rate under certain circumstances) on sales of products and services based on technology and know-how developed using IIA grants, until 100% (which may be increased under certain circumstances) of the grant, linked to the U.S. dollar and bearing interest at the applicable “Annual Interest for a File” as defined in the IIA procedures (including the post-LIBOR transition to SOFR-based benchmarks), is repaid.

The terms of the Israeli government participation require that products developed with IIA funding be manufactured in Israel, unless the IIA approved grant program includes a pre-determined portion of manufacturing that may be performed outside Israel (as certain of our IIA approved grants included).  The approval of the IIA is required for the transferring of manufacturing outside Israel in excess of such pre-determined portion (and in certain limited cases an exemption or a notification-only route may apply under the applicable IIA procedures; applicability is fact-specific and depends on the procedure version and program track).

Under updated IIA procedures (applicable, in general, to funding applications submitted on or after October 25, 2023), the “increased royalty cap” framework was revised. In general terms, for manufacturing performed outside Israel: (i) if less than 25% of manufacturing is performed outside Israel, the royalty payment cap generally remains at 100% of the indexed grant amount plus the applicable annual interest; (ii) for 25% to 50% manufacturing outside Israel, the cap may increase to 120%; and (iii) for 50% or more manufacturing outside Israel, the cap may increase to 150%, each plus the applicable annual interest, subject to the specific program terms and procedures. For earlier applications, different multipliers and rules (including higher caps in some cases) may apply.).  IIA prior approval is also required for the transfer of IIA-funded know-how to a third party outside of Israel (including by way of license), which we may not receive (and any such approval would be subject to payment of a redemption fee, calculated according to a formula under the Innovation Law, which may be in the amount of up to six times the amount of the grants received, (less paid royalties, if any, and depreciation, but no less than the total grants received), plus accrued interest).

Interest benchmark transition. Certain IIA procedures explicitly transitioned from LIBOR to SOFR-based benchmarks following the cessation of LIBOR publication. In particular, for certain files approved between July 1, 2017 and December 31, 2023, the procedures contemplate a SOFR-based benchmark (plus an additional spread) applying from January 1, 2024 onward, while files approved on or after January 1, 2024 may be subject to an annual interest definition that references SOFR plus an additional margin and/or a floor.

Even following the full repayment of any IIA grants, we must nevertheless continue to comply with the requirements of the Innovation Law. If we fail to comply with any of the conditions and restrictions imposed by the Innovation Law and regulations and guidelines thereunder, or by the specific terms under which we received the grants, we may be required to refund any grants previously received together with interest and penalties, and, in certain circumstances, may be subject to criminal charges.

Taxation of our Security Holders

General

The Ordinance applies Israeli income tax on a worldwide basis with respect to Israeli residents, and on an Israeli source income, with respect to non-Israeli residents. Dividends distributed (or deemed distributed) by an Israeli resident company to a holder in respect of its securities and consideration received by a holder (or deemed received) in connection with the sale or other disposition of securities of an Israeli resident company are considered to be an Israeli source income.

Taxation of Cash Distributions

A cash distribution on our Ordinary Shares generally will be treated as a dividend for Israeli income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined for Israeli income tax purposes).  The portion of cash distribution, if any, in excess of such earnings and profits will be treated for Israeli tax purpose as a reduction of capital and may have additional or different tax implications.

Non-Israeli residents are generally subject to Israeli withholding tax on the receipt of dividends paid on our Ordinary Shares at the rate of 25%, unless a relief is provided in a treaty between Israel and the shareholder’s country of residence (subject to the receipt of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate).  With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or at any time during the preceding 12 months, the applicable withholding tax rate is 30%, unless such “substantial shareholder” holds such shares through a nominee company, in which case the rate is 25%. A “substantial shareholder” is generally a person who alone or together with such person’s relative (as such term is defined in the Ordinance) or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right.

However, dividends distributed from income attributed to Israeli investment-law regimes may be subject to special withholding rates. In particular, dividends from Preferred Enterprise or Preferred Technological Enterprise income are generally subject to 20% withholding, while dividends from Approved Enterprise or Benefited Enterprise income may be subject to 15% or 20%, depending, among other things, on the relevant approval/election period and applicable law then in effect, unless a lower treaty rate applies and the requisite ITA documentation is obtained. We cannot assure you that in the event we declare a dividend we will designate the income out of which the dividend is paid in a manner that will reduce shareholders’ tax liability.

Under the United States-Israel Tax Treaty, the maximum rate of withholding tax on dividends paid to an individual holder who is a U.S. resident (for purposes of the United States-Israel Tax Treaty) is 25%.  With respect to dividends paid to a U.S. corporation that held 10% or more of the capital of the paying corporation throughout the tax year in which the dividend is distributed and the preceding tax year and provided that not more than 25% of the gross income of the paying corporation for such prior taxable year (if any) consists of certain interest or dividends, the maximum rate of tax withheld at source is 12.5%; provided, however, that if the paying corporation is an Approved Enterprise, the applicable withholding tax rate under such circumstances may be 15% (rather than 12.5%).  We believe that the reference in the United States-Israel Tax Treaty to an Approved Enterprise under the Investment Law is deemed to include also a Benefited Enterprise, a Preferred Enterprise and a Preferred Technological Enterprise under the Investment Law. The United States-Israel Tax Treaty is subject to change.

U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for U.S. federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in U.S. tax legislation.

Taxation on the Disposition of Ordinary Shares

General

The disposition of our Ordinary Shares is a taxable event subject to Israeli capital gains tax.  The Israeli capital gains rate is generally 25% for individuals who are not “substantial shareholders” (as defined above) and 30% for substantial shareholders, and the corporate tax rate (currently 23%) applies for corporations. However, if the holder claims a deduction for interest and linkage fluctuation expenses in connection with the purchase and holding of such securities, the capital gain will generally be taxed at a rate of 30%.

Non Israeli Holders

A non-Israeli resident who derives capital gains from the sale of securities (including but not limited to ordinary shares) of an Israeli resident company will be exempt from Israeli tax so long as the capital gains are not attributed to a permanent establishment that the non-resident maintains in Israel.

However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of 25% or more in such non-Israeli corporation; or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty.  For example, under the United States-Israel Tax Treaty, the sale, exchange or other disposition of shares by a shareholder who (i) is a U.S. resident (for purposes of the treaty); (ii) holds the shares as a capital asset; and (iii) is entitled to claim the benefits afforded to such person by the treaty, is generally exempt from Israeli capital gains tax.  Such exemption will not apply if, among other things: (i) the capital gain arising from such sale, exchange or other disposition is treated as industrial or commercial profits attributed to a permanent establishment in Israel, subject to certain conditions; (ii) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting capital of the corporation during any part of the 12-month period preceding the disposition, subject to certain conditions; (iii) the capital gain arising from such sale, exchange or disposition is treated as royalties; or (iv) such U.S. resident is an individual and was present in Israel for 183 days or more during the relevant taxable year.  In such case, the sale, exchange or disposition of our securities would be subject to Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, the taxpayer would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits.  The United States-Israel Tax Treaty does not relate to U.S. state or local taxes. The United States-Israel Tax Treaty is subject to change.

In some instances where our shareholders may be liable for Israeli tax on the sale of their securities, the payment of the consideration may be subject to the withholding of Israeli tax at source.  Shareholders may be required to demonstrate that they are exempt from tax on their capital gains and to obtain an exemption from withholding tax certificate from the Israel Tax Authority in order to avoid withholding at source at the time of sale.

Surtax on High Incomes for Shareholders

Israeli tax law imposes an additional “surtax” on high incomes, which affects many shareholder earnings. For individuals (residents and non-residents alike), any annual taxable income above a certain threshold is subject to an extra 3% tax. This surtax effectively raises the top marginal tax rate on ordinary income to about 50%.

Starting 2025, there is an even higher surtax on passive investment income: the portion of annual income derived from dividends, interest, capital gains and other “capital sources” exceeding the threshold is now subject to an additional 2% surtax (on top of the base 3%), for a total surtax of 5% on that portion. In practice, an Israeli individual shareholder who earns substantial dividends or realizes large capital gains will pay this extra 5% tax on the amount of such income above the threshold. Non-Israeli individual shareholders are likewise subject to the surtax on their Israeli-source income exceeding the threshold (unless an applicable tax treaty limits the effective tax rate).

Corporate shareholders (whether Israeli or foreign), however, are not subject to the high-income surtax – the 3%-5% surtax applies only to individuals. Companies continue to be taxed under the standard corporate tax regime on their profits and capital gains, without this extra charge on high income.

Dividend withholding and treaty relief process

Withholding and documentation for treaty benefits. As a general matter, Israeli withholding tax is imposed at source on dividends paid by an Israeli company to shareholders, subject to reductions under an applicable double tax treaty. In practice, claiming relief at source often requires documentary substantiation (such as a certificate of tax residency and an ITA-approved reduced withholding or exemption process). The Israel Tax Authority’s process includes, among other tools, Form 114 (application for partial or full exemption/reduced withholding for foreign residents), and ITA procedural guidance that centralizes issuance of certain withholding confirmations for foreign residents and foreign-resident companies through assessment offices and professional approvals.

Capital gains for non-Israeli residents and the U.S.-Israel treaty

U.S.-Israel treaty considerations. Under the U.S.-Israel income tax convention, dividends may be taxed in the source state subject to treaty rate limitations, including a general 25% cap and a 12.5% cap for certain intercorporate dividends where the U.S. recipient corporation meets the treaty’s ownership and income tests. The treaty also permits Israel to tax capital gains derived by a U.S. resident from the disposition of shares of an Israeli corporation if, at any time within the 12-month period preceding the sale, the U.S. resident owned (directly or indirectly) shares representing 10% or more of the voting power of that Israeli corporation. Any treaty analysis remains subject to the application of Israeli domestic exemptions (where applicable), the shareholder’s specific facts, and limitation-on-benefits requirements.

Estate and Gift Tax

Israeli law presently does not impose estate, inheritance or separate gift taxes. Transfers of Israeli real estate by gift may nevertheless be subject to Israeli real estate tax rules.

EACH PROSPECTIVE INVESTOR IN OUR SECURITIES IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY ISRAELI TAX LAWS AND ANY APPLICABLE TAX TREATIES.

UNDERWRITING

We are offering the Ordinary Shares described in this prospectus supplement and the accompanying prospectus through the underwriter listed below. Northland Securities, Inc. is acting as the sole bookrunning manager for this offering. The underwriter has agreed to buy, subject to the terms of the underwriting agreement, the number of ordinary shares listed opposite its name below. The underwriter is committed to purchase and pay for all of the shares if any are purchased, other than those shares covered by the over-allotment option described below.

Underwriter	Number of Shares
Northland Securities, Inc.

Total

The underwriter has advised us that they propose to offer the ordinary shares to the public at a price of $    per share. The underwriter propose to offer the ordinary shares to certain dealers at the same price less a concession of not more than $    per share. After the offering, these figures may be changed by the underwriter.

The shares sold in this offering are expected to be ready for delivery on or about           , 2026, against payment in immediately available funds. The underwriter may reject all or part of any order.

We have granted to the underwriter an option to purchase up to an additional            ordinary shares from us at the same price to the public, and with the same underwriting discount, as set forth in the table below. The underwriter may exercise this option any time during the 30-day period after the date of this prospectus supplement. To the extent the underwriter exercise the option, the underwriter will become obligated, subject to certain conditions, to purchase the shares for which they exercise the option.

Commissions and Discounts

The table below summarizes the underwriting discounts that we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the over-allotment option. In addition to the underwriting discount, we have agreed to pay up to $100,000 of the fees and expenses of the underwriters, which may include the fees and expenses of counsel to the underwriters.

Except as disclosed in this prospectus, the underwriters have not received and will not receive from us any other item of compensation or expense in connection with this offering considered by FINRA to be underwriting compensation under FINRA Rule 5110. The underwriting discount was determined through an arms’ length negotiation between us and the underwriters.

	Per Share	Total with no Over-Allotment	Total with Over-Allotment
Price to the public:	$	$	$
Underwriting discount to be paid by us	$	$	$
Proceeds, before expenses, to us:	$	$	$

We estimate that the total expenses of this offering, excluding underwriting discounts, will be $     . This includes $100,000 of the fees and expenses of the underwriter. These expenses are payable by us.

We also have agreed to indemnify the underwriter against certain liabilities, including civil liabilities under the Securities Act or to contribute to payments that the underwriter may be required to make in respect of those liabilities.

Tail Financing Payments

The Underwriter shall be entitled to compensation with respect to any public or private offering or other financing or capital-raising transaction of any kind (“Tail Financing”) to the extent that such financing or capital is provided to us by investors the Underwriter has introduced to us in connection with this offering and had engagement with the Underwriter during the term of the engagement, if such Tail Financing is consummated at any time within the nine months period following the expiration or termination of the engagement letter between the Underwriter and us dated January 16, 2026. The Tail Financing shall be subject to FINRA Rule 5110(g)(5), including that it may be terminated by us for cause, which shall be a material failure by the Representative to provide the services as contemplated by the engagement letter between us and the Representative or fraud, gross negligence or willful misconduct by the Representative.

No Sales of Similar Securities

Subject to certain limited exceptions, each of our directors and officers have agreed not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any ordinary shares or any securities convertible into or exchangeable for ordinary shares for a period of 180 days after the date of this prospectus supplement. The lock-up agreements that our directors and officers have entered into and the Company lock-up pursuant to the underwriting agreement provide limited exceptions and their restrictions may be waived at any time by the underwriter.

Price Stabilization, Short Positions and Penalty Bids

To facilitate this offering, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of our ordinary shares during and after the offering. Specifically, the underwriter may create a short position in our ordinary shares for their own accounts by selling more ordinary shares than we have sold to such underwriter. The underwriter may close out any short position by purchasing shares in the open market.

In addition, the underwriter may stabilize or maintain the price of our ordinary shares by bidding for or purchasing shares in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to broker-dealers participating in this offering are reclaimed if shares previously distributed in this offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of our ordinary shares at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of our ordinary shares to the extent that it discourages resales of our ordinary shares. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on Nasdaq or otherwise and, if commenced, may be discontinued at any time.

In connection with this offering, the underwriter and selling group members may also engage in passive market making transactions in our ordinary shares on Nasdaq. Passive market making consists of displaying bids on Nasdaq limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the Securities and Exchange Commission limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of our ordinary shares at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

Neither we nor the underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our ordinary shares. In addition, neither we nor the underwriter make any representation that the underwriter will engage in these transactions or that any transaction, if commenced, will not be discontinued without notice.

Listing

Our ordinary shares are listed on the Nasdaq Capital Market under the symbol “MBAI.” The closing of this offering is contingent upon such listing, but the closing of the Merger is not contingent upon such listing. Whether our Ordinary Shares remain listed on Nasdaq following the closing of the Merger is dependent upon the combined company’s satisfaction of Nasdaq’s initial listing standards.

Other Relationships

The underwriter and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriter may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. The underwriter may in the future receive customary fees and commissions for these transactions.

In the ordinary course of its various business activities, the underwriter and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriter and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Electronic Offer, Sale and Distribution

In connection with this offering, the underwriter or certain of the securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, the underwriter may facilitate Internet distribution for this offering to certain of its Internet subscription customers. The underwriter may allocate a limited number of shares for sale to their online brokerage customers. An electronic prospectus is available on the Internet websites maintained by any such underwriter. Other than the prospectus in electronic format, the information on the website of the underwriter is not part of this prospectus supplement or the accompanying prospectus.

Selling Restrictions

General

Other than in the United States, no action has been taken by us or the underwriter that would permit a public offering of the securities offered by this prospectus supplement in any jurisdiction where action for that purpose is required. The securities offered by this prospectus supplement may not be offered or sold, directly or indirectly, nor may this prospectus supplement or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus supplement comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus supplement. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus supplement in any jurisdiction in which such an offer or a solicitation is unlawful.

European Economic Area.

In relation to each Member State of the European Economic Area (each, a “Relevant State”), no securities have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that securities may be offered to the public in that Relevant State at any time:

●	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

●	to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the representative for any such offer; or

●	in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of securities shall require us or any of the representative to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase or subscribe for any securities, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129, as amended.

United Kingdom.

No securities have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the securities which has been approved by the Financial Conduct Authority, except that the securities may be offered to the public in the United Kingdom at any time:

●	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

●	to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representative for any such offer; or

●	in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000 (the “FMSA”),

provided that no such offer of the securities shall require us or any representative to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the securities in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase or subscribe for any securities and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Canada.

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriter is not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Switzerland.

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (the “SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). Accordingly, no public distribution, offering or advertising, as defined in CISA, its implementing ordinances and notices, and no distribution to any non-qualified investor, as defined in CISA, its implementing ordinances and notices, shall be undertaken in or from Switzerland, and the investor protection afforded to acquirers of interests in collective investment schemes under CISA does not extend to acquirers of shares.

Israel

The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the ISA), nor have such securities been registered for sale in Israel. The Ordinary Shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be made effective only in compliance with the Israeli securities laws and regulations.

Australia.

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering.

This prospectus supplement does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus supplement contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus supplement is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Expenses

Set forth below is an itemization of the total expenses expected to be incurred by us in connection with the offer and sale of the securities. With the exception of the SEC registration fee, all amounts are estimates:

SEC registration fee	$	*
FINRA filing fee	$	*
Printer fees and expenses	$	*
Legal fees and expenses	$	*
Accounting and professional fees and expenses	$	*
Miscellaneous	$	*
Total	$	*

*	To be filed by amendment

Legal Matters

Certain legal matters regarding the securities offered hereby under U.S. federal securities law will be passed upon for us by Paul Hastings LLP, Washington, DC. Certain legal matters with respect to the securities offered hereby under Israeli law will be passed upon for us by RIMÔN PC, New York, New York. Faegre Drinker Biddle & Reath LLP is acting as counsel to the underwriters in connection with this offering.

Experts

The financial statements of MBody AI, as of December 31, 2024 and for the year then ended, have been audited by BCRG Group, an independent registered public accounting firm, as set forth in their report thereon, and are incorporated by reference herein in reliance upon such report given on the authority of such firm as expert in accounting and auditing.

The financial statements of MBody AI, as of June 30, 2025 and for the six months then ended, have been audited by BCRG Group, an independent registered public accounting firm, as set forth in their report thereon, and are incorporated by reference herein in reliance upon such report given on the authority of such firm as expert in accounting and auditing.

The consolidated financial statements of Check-Cap, as of December 31, 2025, 2024 and 2023 and for the years then ended, have been audited by BCRG Group, an independent registered public accounting firm, as set forth in their report thereon, and are incorporated by reference herein in reliance upon such report given on the authority of such firm as expert in accounting and auditing.

Enforceability of Civil Liabilities

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and the Israeli experts named in the registration statement of which this prospectus forms a part, a substantial majority of whom reside outside of the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and a majority of our directors and officers are located outside of the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

We have been informed by our legal counsel in Israel, RIMÔN PC, that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning Israel is not the most appropriate forum to bring such a claim. In Israeli courts, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process and certain matters of procedure will also be governed by Israeli law.

Subject to specified time limitations and legal procedures, Israeli courts may enforce a U.S. judgment in a civil matter which, subject to certain exceptions, is non-appealable, including judgments based upon the civil liability provisions of the Securities Act and the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that among other things:

●	the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment;

●	the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and

●	the judgment is executory in the state in which it was given.

Even if these conditions are met, an Israeli court will not declare a foreign civil judgment enforceable if:

●	the judgment was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases);

●	the enforcement of the judgment is likely to prejudice the sovereignty or security of the State of Israel;

●	the judgment was obtained by fraud;

●	the opportunity given to the defendant to bring its arguments and evidence before the court was not reasonable in the opinion of the Israeli court;

●	the judgment was rendered by a court not competent to render it according to the laws of private international law as they apply in Israel;

●	the judgment is contradictory to another judgment that was given in the same matter between the same parties and that is still valid; or

●	at the time the action was brought in the foreign court, a lawsuit in the same matter and between the same parties was pending before a court or tribunal in Israel.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

Where You Can Find Additional Information

We have filed with the SEC a registration statement on Form F-1 under the Securities Act relating to this offering of our Ordinary Shares. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms. The SEC maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at www.sec.gov.

We are subject to the information reporting requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements are filing reports with the SEC. Those other reports or other information may be inspected without charge at the locations described above. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. Our officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act, but as of March 18, 2026, our officers, directors and principal shareholders are subject to the reporting requirements of Section 16(a) of the Exchange Act, including filing Form 3 for initial holdings and Form 4 for changes within two business days. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and will submit to the SEC, on Form 6-K, unaudited interim financial information.

Our corporate website is www.check-cap.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference. We will post on our website any materials required to be so posted on such website under applicable corporate or securities laws and regulations, including, posting any XBRL interactive financial data required to be filed with the SEC and any notices of general meetings of our shareholders.

Incorporation of Certain Information by Reference

The SEC allows us to incorporate by reference information into this document. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information superseded by information that is included directly in this prospectus or incorporated by reference subsequent to the date of this prospectus.

We incorporate by reference the following documents or information that we have filed with the SEC:

●	our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on April 27, 2026;

●	our Reports of Foreign Private Issuer on Form 6-K filed on January 23, 2026, January 26, 2026, January 30, 2026, February 24, 2026, March 31, 2026, May 12, 2026 and June 24, 2026; and

●	the description of our Ordinary Shares contained in our Form F-3 filed on January 28, 2022 (File No. 333-262401), including any amendments or reports filed for the purpose of updating such description.

We will provide you without charge, upon your written or oral request, a copy of any of the documents incorporated by reference in this prospectus, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Please direct your written or telephone requests to us at: Check-Cap Ltd., 29 Abba Hushi Avenue, Isfiya, 3009000, Mount Carmel, Israel, Tel: +1 (647) 892-9516.

Ordinary Shares

Check-Cap Ltd.

PRELIMINARY PROSPECTUS

            , 2026

Part II

Information Not Required in Prospectus

Item 6. Indemnification of Directors, Officers and Employees

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the Company, in whole or in part, for damages caused to the Company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our Articles of Association contain such a provision. An Israeli company may not exculpate a director in advance from liability arising out of a breach of the director’s duty of care in a prohibited dividend or distribution to shareholders.

An Israeli company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed as an office holder, either in advance of an event or following an event provided a provision authorizing such indemnification is contained in its articles of association:

●	a financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the Company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned events and amount or criteria;

●	reasonable litigation expenses, including legal fees, incurred by the office holder (a) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (b) in connection with a monetary sanction;

●	reasonable litigation expenses, including legal fees, incurred by the office holder or imposed by a court (i) in proceedings instituted against him or her by the Company, on its behalf or by a third party, or (ii) in connection with criminal proceedings in which the office holder was acquitted, or (iii) as a result of a conviction for a crime that does not require proof of criminal intent; and

●	expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder, or certain compensation payments made to an injured party imposed on an office holder by an administrative proceeding, pursuant to certain provisions of the Israeli Securities Law.

An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the Company’s articles of association:

●	a breach of the duty of loyalty to the Company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the Company;

●	a breach of the duty of care to the Company or to a third party, including a breach arising out of the negligent conduct of the office holder;

●	a financial liability imposed on the office holder in favor of a third party;

●	a financial liability imposed on the office holder in favor of a third party harmed by a breach in an administrative proceeding; and

●	expenses, including reasonable litigation expenses and legal fees, incurred by the office holder as a result of an administrative proceeding instituted against him or her, pursuant to certain provisions of the Israeli Securities Law.

An Israeli company may not indemnify or insure an office holder against any of the following:

●	a breach of the duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the Company;

●	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

●	an act or omission committed with intent to derive illegal personal benefit; or

●	a fine, monetary sanction or forfeit levied against the office holder.

Under the Israeli Companies Law, exculpation, indemnification and insurance of office holders must be approved by the compensation committee, the board of directors and, with respect to directors and the chief executive officer, by the shareholders.

Our Articles of Association allow us to exculpate, indemnify and insure our office holders for any liability imposed on them as a consequence of an act (including any omission) which was performed by virtue of being an office holder. Our office holders are currently covered by a directors and officers’ liability insurance policy.

We have entered into agreements with each of our directors and executive officers exculpating them in advance from liability to us for damages caused to us as a result of a breach of duty of care and undertaking to indemnify them. This exculpation and indemnification is limited both in terms of amount and coverage, and it covers certain amounts regarding administrative proceedings insurable or indemnifiable under the Companies Law and our Articles of Association.

In the opinion of the SEC, however, indemnification of directors and office holders for liabilities arising under the Securities Act, is against public policy and therefore unenforceable.

There is no pending litigation or proceeding against any of our office holders as to which indemnification is being sought.

Item 7. Recent Sales of Unregistered Securities

Set forth below are the sales of all securities by Check-Cap since January 2023, which were not registered under the Securities Act. Check-Cap believes that each of such issuances was exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act, and/or Regulation D under the Securities Act.

On September 15, 2025, Check-Cap issued 1,169,596 Ordinary Shares to Parea LLC pursuant to an Asset Purchase Agreement with Parea LLC.

On December 17, 2025, Check-Cap entered into the Purchase Agreement with ARC. Pursuant to the Purchase Agreement, Check-Cap has the right, but not the obligation, to sell and issue to ARC up to $30.0 million of its Ordinary Shares over a three-year period, subject to the terms and conditions of the Purchase Agreement. On January 21, 2026, Check-Cap issued 267,857 Ordinary Shares to ARC as a commitment fee pursuant to the Purchase Agreement. As of June 23, 2026, Check-Cap has sold 583,000 Ordinary Shares for an average price of $1.41 and received approximately $0.6 million in gross proceeds pursuant to the Purchase Agreement.

Item 8. Exhibits and Financial Statement Schedules

Exhibits:

Exhibit No.	Exhibit Description	Form	File No.	Exhibit No.	Filing Date
1.1&	Form of Underwriting Agreement by and between Check-Cap Ltd. and Northland Securities, Inc.
2.1*	Business Combination Agreement between Check-Cap Ltd. and Nobul AI Corp. dated March 25, 2024	6-K	001-36848	99.1	March 28, 2024
2.2*	Agreement and Plan of Merger, dated September 12, 2025, by and among Check-Cap Ltd., CC Merger Sub Inc. and MBody AI.	6-K	001-36848	99.4	September 12, 2025
3.1*	Amended and Restated Articles of Association of the Registrant	20-F	001-36848	1.1	March 31, 2023
4.1*	Form of Registrant’s Ordinary Share Warrant Certificate	F-1	333-201250	4.1	February 18, 2015
4.2*	Form of Warrant Agreement dated as of February 24, 2015 between Check-Cap Ltd. and American Stock Transfer & Trust Company LLC, as Warrant Agent	F-1	333-201250	4.6	February 17, 2015
4.3*	Amendment No.1 dated as of June 24, 2015, to Warrant Agreement dated as of February 24, 2015 between Check-Cap Ltd. and American Stock Transfer & Trust Company LLC, as Warrant Agent	6-K	001-36848	4.1	June 24, 2015
4.4*	Form of Ordinary Shares Warrant Certificate issued pursuant to a certain Credit Line Agreement dated as of August 20, 2014	6-K	001-36848	4.1	November 22, 2017
4.5*	Forms of Ordinary Shares Warrant Certificate issued to the Pontifax entities	F-1	333-201250	10.15	February 18, 2015
4.6*	Form of Series C Warrant	F-1	333-224139	4.14	April 25, 2018
4.7*	Form of Warrant Agent Agreement between Check-Cap Ltd. and American Stock Transfer & Trust Company LLC, as Warrant Agent	F-1	333-224139	4.15	April 25, 2018
4.8*	Form of February 2019 Series D Warrant	6-K	001-36848	4.1	February 6, 2019
4.9*	Form of the February 2019 Placement Agent Warrant	6-K	001-36848	4.3	February 6, 2019
4.10*	2006 Unit Option Plan and Amendments thereto	F-1	333-201250	10.1	February 18, 2015
4.11*	Form of Series C-1 preferred shares purchase warrant	F-1	001-38041	10.4	February 18, 2015
4.12*	Forms of Series C-2 preferred shares purchase warrant	F-1	001-38041	10.5	February 18, 2015
4.13*	Form of Warrant issued by Check-Cap Ltd. on April 22, 2020	6-K	001-36848	10.2	April 22, 2020
4.14*	Form of Warrant issued by Check-Cap Ltd. on May 4, 2020	6-K	001-36848	10.2	May 4, 2020

4.15*	Form of Warrant issued by Check-Cap Ltd. on May 13, 2020	6-K	001-36848	10.2	May 12, 2020
4.16*	Form of Warrant issued by Check-Cap Ltd. on July 27, 2020	6-K	001-36848	10.3	July 24, 2020
4.17*	Form of Warrant issued by Check-Cap Ltd. on July 2, 2021	6-K	001-36848	10.2	July 2, 2021
4.18*	Form of Warrant issued by Check-Cap Ltd. on March 3, 2022	6-K	001-36848	10.2	March 3, 2022
4.19*	Form of Placement Agent Warrant issued by Check-Cap Ltd. on April 22, 2020	F-1	333-238532	10.5	May 20, 2020
4.20*	Form of Placement Agent Warrant issued by Check-Cap Ltd. on May 4, 2020	F-1	333-238532	10.6	May 20, 2020
4.21*	Form of Placement Agent Warrant issued by Check-Cap Ltd. on May 13, 2020	F-1	333-238532	10.7	May 20, 2020
4.22*	Form of Placement Agent Warrant issued by Check-Cap Ltd. on July 27, 2020	6-K	001-36848	10.2	July 24, 2020
4.23*	Form of Placement Agent Warrant issued by Check-Cap Ltd. on July 2, 2021	6-K	001-36848	10.3	July 2, 2021
4.24*	Form of Placement Agent Warrant issued by Check-Cap Ltd. on March 3, 2022	6-K	001-36848	10.3	March 3, 2022
5.1**	Opinion of RIMÔN PC
10.1*	Asset Transfer Agreement, dated as of May 31, 2009 by and between Check-Cap Ltd. and Check-Cap LLC	F-1	333-201250	10.10	February 18, 2015
10.2*	The Agreement for ASIC Design and Development dated November 26, 2009 by and between Check-Cap Ltd. and Politechnico di Milano	F-1	333-201250	10.11	February 18, 2015
10.3*	Form of Indemnification Agreement	F-1	333-201250	10.12	February 18, 2015
10.4*	Compensation Policy for Executive Officers and Directors	6-K	001-36848	99.1	October 21, 2020
10.5*	Underwriting Agreement, dated as of May 4, 2018, by and between Check-Cap Ltd. and H.C. Wainwright & Co., LLC	6-K	001-36848	1.1	May 4, 2018
10.6*	Form of Securities Purchase Agreement dated as of February 4, 2019 by and between Check-Cap Ltd. and the Purchasers named therein	6-K	001-36848	10.1	February 6, 2019
10.7*	Form of Securities Purchase Agreement dated as of December 19, 2019 by and between Check-Cap Ltd. and the Purchasers named therein	20-F	001-36848	4.15	March 6, 2020
10.8*	Form of Securities Purchase Agreement dated as of April 20, 2020 by and between Check-Cap Ltd. and the Purchasers signatory thereto	6-K	001-36848	10.1	April 22, 2020
10.9*	Form of Securities Purchase Agreement dated as of April 30, 2020 by and between Check-Cap Ltd. and the Purchasers signatory thereto	6-K	001-36848	10.1	May 4, 2020
10.10*	Form of Securities Purchase Agreement dated as of May 8, 2020 by and between Check-Cap Ltd. and the Purchasers signatory thereto	6-K	001-36848	10.1	May 12, 2020

10.11*	Form of Securities Purchase Agreement dated as of June 30, 2021 by and between Check-Cap Ltd. and the Purchasers signatory thereto	6-K	001-36848	10.1	July 2, 2021
10.12*	Form of Warrant Exercise Agreement dated as of July 23, 2020 by and between Check-Cap Ltd. and the Purchasers signatory thereto	6-K	001-36848	10.1	July 24, 2020
10.13*	Form of Securities Purchase Agreement dated as of March 1, 2022 by and between Check-Cap Ltd. and the Purchasers signatory thereto	6-K	001-36848	10.1	March 3, 2022
10.14*	Form of Warrant Amendment Agreement dated as of March 1, 2022 by and between Check-Cap Ltd. and the Purchasers signatory thereto	20-F	001-36848	4.22	April 6, 2022
10.15*	Exclusive License Agreement between the Company and the Curators of the University Of Missouri, dated February 26, 2021	20-F	001-36848	4.28	March 18, 2021
10.16*	Loan Agreement, by and between Check-Cap Ltd. and Nobul AI Corp., dated July 28, 2024	20-F	001-36848	4.33	August 27, 2025
10.17*	Loan Agreement, by and between Check-Cap Ltd. and Nobul AI Corp., dated December 23, 2024	20-F	001-36848	4.34	August 27, 2025
10.18*	Loan Agreement, by and between Check-Cap Ltd. and Nobul AI Corp., dated July 2, 2025	20-F	001-36848	4.35	August 27, 2025
10.19*	Loan Agreement, by and between Check-Cap Ltd. and Nobul AI Corp., dated July 3, 2025	20-F	001-36848	4.36	August 27, 2025
10.20*	Purchase Agreement, dated December 17, 2025, between ARC Group International Ltd. and the Company	F-1	333-293109	10.20	January 30, 2026
10.21	Exchange Agreement, dated September 12, 2025 between Check-Cap Ltd. and Apollo Technology Capital Corporation.	20-F	001-36848	4.39	April 27, 2026
10.22	BCA Termination Agreement, dated September 12, 2025 between Check-Cap Ltd. and Apollo Technology Capital Corporation.	20-F	001-36848	4.40	April 27, 2026
10.23&	Letter Agreement, dated June 22, 2026, by and among Check-Cap Ltd., CC Merger Sub Inc. and MBody AI.
10.24&	Form of Lock-Up Agreement.
21.1	List of Subsidiaries	20-F	001-36848	8.1	March 15, 2016
23.1**	Consent of BCRG Group, independent registered public accounting firm
23.2**	Consent of BCRG Group, independent registered public accounting firm
23.3**	Consent of RIMÔN PC (included in Exhibit 5.1)
24.1&	Power of Attorney (included on signature page of this Registration Statement).
99.1&†+	Master Provider Agreement, dated as of January 28, 2026, by and between Caesars Enterprise Services, LLC and MBody AI Corp.
99.2&†+	Order 1 - Equipment Lease Agreement, dated as of March 1, 2026, by and between Desert Palace LLC, d/b/a Caesars Palace, and MBody AI Corp.
99.3&†+	Master Equipment Lease and Services Agreement, dated as of August 11, 2025, by and between MGM Resorts International Operations, Inc. and MBody AI Corp. (formerly known as Rline AI).
99.4&†+	Form of Equipment Rental Lease Agreement, by and between Park MGM, LLC and MBody AI Corp. (formerly known as Rline AI).
107**	Calculation of Registration Fee Table

*	Previously filed.
**	To be filed by amendment
†	Portions of this exhibit (indicated by asterisks) have been omitted in accordance with Item 601(b)(10)(iv) of Regulation S-K because they are both not material and are the type that the Registrant treats as private or confidential.
+	Portions of this exhibit have been omitted in accordance with Item 601(a)(5) of Regulation S-K. The Registrant undertakes to furnish a copy of all omitted schedules and exhibits to the SEC upon its request.
&	Filed herewith.

Item 9. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective;

(3)	That for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(4)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(5)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements;

(6)	That for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; and

(7)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement on Form F-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Ontario, Canada on , 2026.

CHECK-CAP LTD.

By:
David Lontini
Interim Chief Executive Officer

POWER OF ATTORNEY

The undersigned officers and directors of Check-Cap Ltd. hereby constitute and appoint David Lontini as our true and lawful attorney-in-fact and agent to take any actions to enable the Company to comply with the Securities Act, and any rules, regulations and requirements of the SEC, in connection with this registration statement on Form F-1, including the power and authority to sign for us in our names in the capacities indicated below any and all further amendments to this registration statement and any other registration statement filed pursuant to the provisions of Rule 462 under the Securities Act.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chairman and Interim Chief Executive Officer	, 2026
David Lontini	(Principal Executive Officer)

	Chief Financial Officer (Principal Financial	, 2026
Alan Lewis	Officer and Principal Accounting Officer)

	Director	, 2026
Carlos Cheung

	Director	, 2026
Michael Hutton

	Director	, 2026
Daniel Kokiw

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, Puglisi & Associates, the duly authorized representative in the United States of Check-Cap Ltd., has signed this registration statement on , 2026.

Puglisi & Associates

By:
Donald J Puglisi
Managing Director